FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

1

Table of Contents

Item

1.	Fourth Quarter Earnings Report 2008 (English)

2.	Auditor Opinion 2008 Financials (Spanish)

3.	2008 Financial Statements ( Spanish)

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/
Name:	Gonzalo Romero A.
Title:	General Counsel

Date: March 3, 2009

3

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 320-8284
Manager, Investor Relations Department	Fax: (562) 671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140 Piso 19,	Website: www.santander.cl

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	1

SECTION 1: SUMMARY OF RESULTS AND STRATEGY

Positive profitability trends
*	Core revenue: Net interest income + fee income
**	Net operating income: Core revenue + provision expense + operating expenses + market related income + other operating income, net

In 4Q08, net income attributable to shareholders totaled Ch$77,566 million (Ch$0.41 per share and US$0.68/ADR), increasing 9.6% compared to 4Q07 (from now on YoY). The YoY growth of net income was mainly driven by core revenues, that is, net interest income plus fee income. Core revenue increased 16.0% YoY, led by a 17.7% increase in net interest revenue and a 9.7% rise in fee income. Return on average equity attributable to shareholders reached 20.2% in 4Q08 compared to 19.9% in 4Q07.

In 4Q08, total loans increased 5.9% compared to 3Q08 (from now on QoQ) and 19.1% YoY. During the quarter, loan growth was mainly driven by the corporate segment, in line with our strategy of continuing to expand the loan book, but with a conservative approach to credit risk. Corporate lending increased a record 24.5% QoQ and 26.0% YoY. Total commercial loans increased 8.8% QoQ and 22.6% YoY in 4Q08.

The Bank’s selective approach to lending was also apparent in loan growth to individuals in the quarter. Total loans to individuals increased 2.7% QoQ and 16.9% YoY. Residential mortgage lending increased 3.3% QoQ and 19.0% YoY. Consumer loans expanded 0.3% QoQ and 8.0% YoY. By segment, during 2008 loan growth to high income individuals was up 35.6% YoY compared to 4.4% YoY to middle income individuals and a decrease of 11.9% YoY to lower income segments.

The Bank also experienced a favorable evolution of deposit growth in the quarter. In 4Q08, Santander Chile’s deposit base increased by a record 10.1% QoQ and 18.1% YoY, outpacing loan growth and reflecting our focus on liquidity and improving the funding mix. The Bank’s market share of deposits increased from 20.4% as of September 2008 to 20.8% at year-end 2008. The growth of deposits was led by a 16.0% QoQ increase in time deposits.  As of December 31, 2008, Santander Chile’s loan to deposit ratio reached a healthy 94.1% improving from 100.2% as of September 2008 (excluding the portion of mortgage loans funded with long-term bonds).

As mentioned in previous earning releases, since 2007 the Bank has been focusing on spreads in order to sustain profitability in a period of lower economic growth and to compensate for higher funding costs and provisioning levels. Loan spreads to companies and individuals have been increasing as liquidity abroad has become scarcer and more expensive. Spreads earned over commercial loans reached 2.63% in 4Q08 and were up 30 basis points QoQ and 45 basis points YoY. Consumer loan spreads reached 18.78% in 4Q08 and increased 18 basis points QoQ and 75 basis points YoY in 4Q08. Deposit spreads have also benefited from the Bank’s higher credit risk ratings.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	2

Despite this positive evolution of spreads, the Bank’s net interest margin reached 5.8% in the quarter compared to 6.2% in 4Q07 and 6.9% in 3Q08. This lower net interest margin was mainly due to the lower quarterly inflation in 4Q08 compared to 3Q08 and 4Q07.

Expanding client spreads

Spread = Interest earned on loan minus cost of funds

The impact of lower net interest margins were offset by the Bank’s proactive management of the asset and funding mix, coupled with loan growth and rising spreads. As a result, in 4Q08 net interest income was up 17.7% YoY.

Capitalization ratios continued to improve in 4Q08. The Bank’s BIS ratio as of December 31, 2008 reached a solid 13.8% with a Tier I ratio of 10.0%. The Bank has one of the highest BIS ratios among the major players in the Chilean financial system. During the quarter, the Bank issued US$40 million in subordinated bonds in the local market in order to further improve capitalization ratios.

In 4Q08, the Bank’s net provision expense increased 14.4% QoQ and 50.6% YoY. As mentioned in previous earning reports, this rise was driven by higher charge-offs in consumer loans due to the economic slowdown, as well as an increase in provisions in the middle-market  following negligible levels in the past three years. This rise in risk has been offset by a more selective loan growth towards less risky segments and higher spreads. As a result, net interest income after net provision expense increased 5.1% YoY in 4Q08 and 20.7% YoY in the twelve-month period ended December 31, 2008.

Net fee income increased 3.2% QoQ and 9.7% YoY in 4Q08 in line with the expansion of cross-selling and product usage. Santander Chile has the largest client base (excluding the state owned bank) in Chile. The total number of cross-sold clients increased 7.9% YoY. Fees from credit, debit and ATM cards increased 13.1% QoQ and 11.0% YoY.

The growth rate of operating expenses was curbed in the quarter as the Bank focused in cost control and limited the opening of new branches in order to maximize the profitability of the existing network. Operating expenses decreased 1.7% QoQ and increased 6.1% YoY in 4Q08.  Administrative expenses in 4Q08 decreased 7.5% QoQ and increased 1.7% YoY. In 4Q08, the efficiency ratio reached 38.8% compared to 42.4% in 4Q07. We have the highest level of efficiency among the larger banks in Chile and among the best in emerging markets.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	3

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	4Q08	3Q08	4Q07	4Q08 / 4Q07	4Q08 / 3Q08
Net interest income	233,455	253,221	198,403	17.7%	(7.8)%
Fee income	57,924	56,139	52,816	9.7%	3.2%
Core revenues	291,379	309,360	251,219	16.0%	(5.8)%
Market related income	16,802	33,933	9,280	81.1%	(50.5)%
Other operating income	3,309	(1,094)	7,751	(57.3)%	(402.5)%
Total operating income	311,490	342,199	268,250	16.1%	(9.0)%
Operating expenses	(120,830)	(122,967)	(113,839)	6.1%	(1.7)%
Provision expense	(82,522)	(72,128)	(54,788)	50.6%	14.4%
Net operating income	108,138	147,104	99,623	8.5%	(26.5)%
Net income	78,465	96,457	71,119	10.3%	(18.7)%
Minority interest	899	(39)	344	161.3%	(2405.1)%
Net income attributable to shareholders	77,566	96,496	70,775	9.6%	(19.6)%
Net income/share (Ch$)	0.41	0.51	0.38	9.6%	(19.6)%
Net income/ADR (US$)[1]	0.68	0.96	0.79	(13.6)%	(29.4)%
Total loans	14,604,840	13,791,128	12,258,457	19.1%	5.9%
Customer funds	14,905,245	14,074,217	13,391,127	11.3%	5.9%
Shareholders’ equity	1,602,610	1,500,504	1,458,089	9.9%	6.8%
Net interest margin	5.8%	6.9%	6.2%
Efficiency ratio	38.8%	35.9%	42.4%
Return on average equity[2]	20.2%	27.5%	19.9%
PDL / Total loans	1.1%	1.1%	1.0%
Coverage ratio of PDLs	177.5%	181.0%	199.5%
Expected loss[3]	2.0%	2.0%	1.9%
BIS ratio	13.8%	13.1%	12.2%
Branches[4]	477	472	464
ATMs	1,958	1,997	2,004
Employees	9,169	9,331	9,174
1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Annualized Quarterly Earnings / Average Equity.
3.	Allowance for loan losses / Total loans.
4.	Includes SuperCaja and mini payment centers.

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity.

Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

In this earnings report, quarterly 2007 figures have suffered minor reclassifications between line items compared to figures for these periods presented in previous earnings reports, especially between other operating income, other operating expenses and net gains from financial transactions. This did no affected total net income.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	4

12M08 RESULTS SUMMARY

In the twelve-month period ended December 31, 2008 (12M08), net income attributable to shareholders increased 6.3% YoY and totaled Ch$328,146 million (Ch$1.74/share and US$2.82/ADR). Growth was led by a 22.8% increase in core revenues. Net interest income increased 25.9% and fee income 11.8% YoY. The net interest margin in 12M08 reached a record level of 6.1% compared to 5.8% in 12M07. The efficiency ratio reached 38.0% in 12M08 compared to 39.4% in 12M07. Net operating income increased 11.4% in the same period. These higher operating results were partially offset by a 33.9% rise in non-operating losses, net which were negatively affected by higher losses from price level restatement.  ROAE reached 23.0% in 12M08 compared to 23.7% in 12M07.

SECTION 2: BALANCE SHEET

LOANS

Selective loan growth with a focus on companies and upper and middle income individuals

Loans	Quarter ended,			% Change
(Ch$ million)	Dec-08	Sep-08	Dec-07 (reclassified)	Dec. 08 / 07	Dec. 08 / Sept. 08
Total loans to individuals[1]	6,833,098	6,654,210	5,846,856	16.9%	2.7%
Consumer loans	2,248,996	2,241,163	2,082,579	8.0%	0.3%
Residential mortgage loans	3,981,347	3,853,088	3,345,493	19.0%	3.3%
SMEs	2,466,147	2,418,645	2,126,067	16.0%	2.0%
Institutional lending	227,464	216,212	210,357	8.1%	5.2%
Total retail lending	9,526,709	9,289,066	8,183,281	16.4%	2.6%
Middle-Market & Real estate	2,882,484	2,831,381	2,470,934	16.7%	1.8%
Corporate	2,052,089	1,648,671	1,628,192	26.0%	24.5%
Total loans [2,3]	14,604,840	13,791,128	12,258,457	19.1%	5.9%
1	Includes consumer and mortgage lending and other loan products to individuals
2	Includes past due loans in each category.
3     Excludes allowance for loan losses and interbank loans

The Bank’s solid liquidity position and the higher spreads seen in the market helped to boost lending in the quarter. Total loans increased 5.9% QoQ In 4Q08 and 19.1% YoY. Corporate lending increased 24.5% QoQ and 26.0% YoY. During the quarter, the Bank, in line with its strategic objectives, focused its loan growth in Corporate lending as spreads have been rising and this segment better risk profile should help to control credit risk indicators going forward. Growth in the corporate segments was also driven by the 13.9% depreciation of the peso against the US$ dollar in the quarter, which resulted in a translation gain in dollar denominated loans. This partially explains the 26.3% QoQ rise in foreign trade lending in the quarter.

Lending to the middle market increased 1.8% QoQ and 16.7% YoY, mainly due to the 6.2% QoQ increase in foreign trade volumes in this segment. This was in part due to the translation gains produced by the depreciation of the peso in the quarter against the US$ dollar. The Bank’s healthy dollar liquidity also improved its competitive advantage in foreign trade financing in the quarter.  Commercial loans in the middle market segment grew 2.0% QoQ. Loan volume growth in 4Q08 in this segment was affected by the economic slowdown, but this was compensated by higher spreads.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	5

Lending to SMEs increased 2.0% QoQ and 16.0% YoY. Commercial loans to this segment grew 2.0% QoQ, which was a somewhat slower pace than previous periods, but at higher spreads. Foreign trade loans rose 16.0% QoQ in this segment driven by translation gains.

Total Commercial lending	Ch$ mn	% Change Dec. / Sept. 08
Commercial loans	5,345,941	7.3%
Foreign trade loans	1,396,596	26.3%
Lines of credit to companies	271,896	(1.3)%
Factoring	323,136	0.5%
Leasing	965,119	2.0%
Other commercial loans	71,811	10.1%
Total commercial lending	8,374,498	8.8%

Total loans to individuals increased 2.7% QoQ and 16.9% YoY. Residential mortgage lending increased 3.3% QoQ and 19.0% YoY. Consumer loans expanded 0.3% QoQ and 8.0% YoY. As mentioned in the previous earnings report, loan growth to individuals continues to be centered in middle and upper income segments for credit risk reasons. During 2008, loan growth to higher income individuals was up 35.6%, to the middle income segment loan growth increased 4.4% and to lower income segments loan growth decreased 11.9%.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	6

FUNDING

Strong deposit growth in the quarter

Customer funds	Quarter ended,			Change %
(Ch$ million)	Dec-08	Sep-08	Dec-07 (reclassified)	Dec. 08 / 07	Dec. 08 / Sept. 08
Non-interest bearing deposits	2,949,757	3,132,432	2,868,769	2.8%	(5.8)%
Time deposits	9,756,266	8,408,557	7,887,897	23.7%	16.0%
Total customer deposits	12,706,023	11,540,989	10,756,666	18.1%	10.1%
Mutual funds	2,199,222	2,533,228	2,634,461	(16.5)%	(13.2)%
Total customer funds	14,905,245	14,074,217	13,391,127	11.3%	5.9%

Quarterly inflation rate	2.21%	3.63%	2.31%
Avg. overnight interbank rate (nominal)	8.24%	7.58%	5.81%
Avg. yield on 10 year Central Bank bonds (real)	3.22%	3.39%	2.97%
Avg. yield on 10 year Central Bank bonds (nominal)	6.50%	7.74%	6.31%

In 4Q08, Santander Chile’s deposit base increased by 10.1% QoQ and 18.1% YoY outpacing loan growth and reflecting our focus on liquidity and improving the funding mix. The Bank’s market share of deposits increased from 20.4% as of September 2008 to 20.8% at year-end 2008. The growth of deposits was led by a 16.0% QoQ increase in time deposits. The spread earned over time deposits also increased from 30 basis points in 4Q07 and 55 basis points in 3Q08 to 66 basis points in 4Q08.  Non-interest bearing demand deposits decreased 5.8% QoQ and increased 2.8% YoY. The average balance of non-interest bearing checking accounts decreased 0.4% QoQ and increased 12.7% YoY.  The higher inflation rate registered in the second half of 2008 resulted in lower growth of non-interesting bearing deposit.

As of December 31, 2008, Santander Chile’s loan to deposit ratio reached a healthy 94.1% improving from 100.2% as of September 2008 (excluding portion of mortgage loan funded through bonds).

Assets under management decreased 13.2% QoQ and 16.5% YoY due to the fall in stock markets worldwide and the substitution of money market funds to time deposits.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	7

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Solid capitalization ratios. Year-end BIS ratio reached 13.8%

Shareholders' Equity	Quarter			Change %
(Ch$ million)	Dec-08	Sep-08	Dec-07 (reclassified)	Dec. 08 / 07	Dec. 08 / Sept. 08
Capital	891,303	818,535	818,535	8.9%	8.9%
Reserves	51,539	133,429	47,331	8.9%	(61.4)%
Unrealized gain (loss) Available-for-sale financial assets	(7,552)	(31,204)	(9,475)	(20.3)%	(75.8)%
Retained Earnings:
Retained earnings previous periods	413,053	381,030	273,004	51.3%	8.4%
Net income	328,146	250,580	308,647	6.3%	31.0%
Provision for mandatory dividend	(98,444)	(75,174)	0
Minority Interest	24,565	23,308	20,047	22.5%	5.4%
Total Equity	1,602,610	1,500,504	1,458,089	9.9%	6.8%
Equity attributable to shareholders	1,578,045	1,477,196	1,438,042	9.7%	6.8%
ROE	20.2%	27.5%	20.1%
* Starting in 2008, the Bank must provision for the minimum mandatory dividend of 30% of net income.

Shareholders’ equity totaled Ch$1,602,610 million (US$2.5 billion) as of December 31, 2008. ROAE in 4Q08 reached 20.2%. The Bank’s BIS ratio as of December 31, 2008 reached 13.8% with a Tier I ratio of 10.0%. During the quarter, the Bank issued US$40 million in subordinated bonds in the local market in order to further improve capitalization ratios. This is in line with our strategic objectives of focusing on liquidity, funding and capital.

Capital Adequacy	Quarter ended			Change %
(Ch$ million)	Dec-08	Sep-08	Dec-07	Dec. 08 / 07	Dec. 08 / Sept. 08
Tier I	1,578,043	1,477,245	1,129,395	39.7%	6.8%
Tier II	588,657	514,005	473,037	24.4%	14.5%
Regulatory capital	2,166,700	1,991,250	1,602,432	35.2%	8.8%
Risk weighted assets	15,710,202	15,170,215	13,087,642	20.0%	3.6%
Tier I ratio	10.0%	9.7%	8.6%
BIS ratio	13.8%	13.1%	12.2%
* Tier I includes year-to-date net income in 2008, but not in 2007.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	8

IFRS note: In 2009, and in line with IFRS standards being adopted by Chilean banks, the Bank’s year-end 2008 Equity will be modified. The main changes will be: (i) the restatement for 2008 earnings, in which the main impact will be the reversal of 2008 price level restatement and (ii) the revaluation of fixed assets which were previously stated in Unidades de Fomento and are now valued at market prices.

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Positive evolution of net interest income and spreads, but NIM driven down by lower inflation

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	4Q08	3Q08	4Q07 (reclassified)	4Q08 / 4Q07	4Q08 / 3Q08
Net interest income	233,455	253,221	198,403	17.7%	(7.8)%
Average interest-earning assets	15,975,392	14,693,715	12,840,100	24.4%	8.7%
Average loans	14,311,395	13,456,903	11,908,379	20.2%	6.3%
Net interest margin (NIM)	5.8%	6.9%	6.2%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	28.3%	31.4%	33.5%
Quarterly inflation rate	2.21%	3.63%	2.31%
Avg. overnight interbank rate (nominal)	8.24%	7.58%	5.81%
Avg. yield on 10 year Central Bank bonds (real)	3.22%	3.39%	2.97%
1.	Annualized.
2.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 4Q08, net interest income was up 17.7% YoY. The main driver of the increase in net interest revenue was the 24.4% and 20.2% YoY rise in average interest earning assets and loans, respectively. At the same time, the rise in client spreads also helped to drive net interest income. A key part of the Bank’s strategy has been to focus strongly on spreads in order to sustain profitability in a period of lower economic growth and to compensate for higher funding costs, lower inflation and higher credit risks. Loan spreads to companies and individuals have been increasing as liquidity abroad has become scarcer and more expensive. Spreads earned over commercial loans reached 2.63% in 4Q08 and were up 30 basis points QoQ and 45 basis points YoY. Consumer loan spreads reached 18.78% in 4Q08 and increased 18 basis points QoQ and 75 basis points YoY in 4Q08.  Deposit spreads have also benefited from the Bank’s higher credit risk ratings.

This rise in lending spreads was partially offset by lower inflation levels that affected net interest margins in the quarter, albeit remaining at high levels. The Bank’s net interest margin reached 5.8% in the quarter compared to 6.2% in 4Q07 and 6.9% in 3Q08. The Bank maintains long-term assets (mainly medium and long-term financial investments and mortgage loans) that are denominated in Unidades de Fomento (UFs), an inflation indexed unit, which are partially funded with nominal or non-interest bearing peso short-term deposits. As the Bank maintains a positive gap between assets and liabilities indexed to inflation, a rise in inflation has a positive effect on net interest income and margins and vice-versa. The lower net interest margin in the quarter was partially offset by the lower loss from price level restatement.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	9

Net interest income in 4Q08 decreased 7.8% QoQ and the NIM increased 110bp. This QoQ decline in margins was mainly due to the lower quarterly inflation rates. The lower margin was also due, in part, to higher loan growth in lower yielding, but less riskier corporate loans.

Going forward margins are expected to descend as inflation moderates and the asset mix shifts towards lower yielding and less risky loans. As mentioned above, this is being confronted by increasing spreads and actively managing the asset and liability mix.

PROVISION FOR LOAN LOSSES

Net provision expense rises as economic growth descends

Provision for loan losses	Quarter			Change %
(Ch$ million)	4Q08	3Q08	4Q07 (reclassified)	4Q08 / 4Q07	4Q08 / 3Q08
Gross provisions	(16,260)	(13,054)	(11,766)	38.2%	24.6%
Charge-offs	(75,984)	(68,325)	(54,784)	38.7%	11.2%
Gross provisions and charge-offs	(92,244)	(81,379)	(66,551)	38.6%	13.4%
Loan loss recoveries	9,722	9,251	11,763	(17.4)%	5.1%
Net provisions for loan losses	(82,522)	(72,128)	(54,788)	50.6%	14.4%
Total loans	14,604,840	13,791,128	12,258,457	19.1%	5.9%
Total reserves (RLL)	(285,470)	(269,167)	(232,766)	22.6%	6.1%
Past due loans* (PDL)	160,824	148,709	116,654	37.9%	8.1%
Gross provision expense / Loans	2.53%	2.36%	2.17%
Cost of credit**	2.26%	2.09%	1.79%
PDL / Total loans	1.10%	1.08%	0.95%
Expected loss (RLL / Total loans)	1.95%	1.95%	1.90%
Coverage of past due loans***	177.5%	181.0%	199.5%
*	Past due loans: installments or credit lines more than 90 days overdue.
**	Net provision expense / loans annualized.
***	RLL / Past due loans.

In 4Q08, the Bank’s net provision expense increased 14.4% QoQ and 50.6% YoY. As mentioned in previous earning reports, this rise was driven by the growth in retail banking activities, higher charge-offs in consumer loans due to the economic slowdown and higher inflation and an increase in provisions in the middle-market segment following negligible levels in the past three years.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	10

Net provisions for loan losses by segment	Quarter			Change %
(Ch$ million)	4Q08	3Q08	4Q07 (reclassified)	4Q08 / 4Q07	4Q08 / Q08
Retail banking*	76,185	67,089	54,100	40.8%	13.6%
Middle-market	3,471	4,800	663	423.5%	(27.7)%
Corporate banking	566	65	55	929.1%	770.8%
Total net provisions for loan losses**	80,222	71,954	54,818	46.3%	11.5%
*	Includes individuals, institutional lending and SMEs. Excludes subsidiaries.

In 4Q08, the Bank continued to focus loan growth in lower risk segments in order to reduce the growth of this expense. Spreads have also been increased to cover for this higher requirement. As a result of these measures, net interest income after net provision expense increased 5.1% YoY in 4Q08 and 20.7% YoY in the twelve-month period ended December 31, 2008.

The past due loan ratio (Past due installment >90 days / Total loans) as of December 2008 reached 1.10% compared to 1.08% in 3Q08 and 0.95% in 4Q07. Coverage of past due loans (Loan loss allowance / Past due loans) reached 177.5% as of December 2008 compared to 181% at September 2008 and 199.5% as of December 2007.

The expected loan loss ratio (Loan loss allowances / Total loans), which is a ratio that measures how much of the Bank’s loan portfolio is at risk, remained steady QoQ and YoY at 1.95% due to the Bank’s conservative charge-off policies. Going forward, the expected loan loss ratio and the cost of credit should rise given the expected lower economic growth.

IFRS note: In 2009, and in line with IFRS standards being adopted by Chilean banks, non-performing loans will include the entire balance of loans, including the performing portions. As a result, the PDL ratio will be more in line with the expected loan loss levels and coverage ratios will fall. This does not affect the Bank’s provisioning models, which still require the Bank to have 100% coverage over the expected loan loss level.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	11

NET FEE INCOME

Focus on cross-selling

Fee Income	Quarter			Change %
(Ch$ million)	4Q08	3Q08	4Q07 (reclassified)	4Q08 / 4Q07	4Q08 / 3Q08
Checking accounts & lines of credit	17,558	15,865	15,720	11.7%	10.7%
Credit, debit & ATM card fees	11,676	10,326	10,522	11.0%	13.1%
Collection fees	10,787	10,915	9,687	11.4%	(1.2)%
Asset management	5,853	7,622	8,296	(29.4)%	(23.2)%
Guarantees, pledges and other contingent operations	5,084	4,237	3,554	43.1%	20.0%
Insurance brokerage	3,619	3,879	3,464	4.5%	(6.7)%
Fees from brokerage and custody of securities	916	1,953	1,624	(43.6)%	(53.1)%
Other Fees	2,431	1,344	-50	—%	80.9%
Total fees	57,924	56,139	52,816	9.7%	3.2%

Net fee income increased 3.2% QoQ and 9.7% YoY in 4Q08 in line with the expansion of cross-selling and product usage. Santander Chile has the largest client base (excluding the state owned bank) in Chile. The total number of clients increased 8.8% YoY to 3.0 million in 4Q08 and the amount of cross-sold clients increased 7.9% in the same period. Going forward, the Bank is focusing on expanding cross-selling as a cost-efficient way to continue expanding fee income in a lower economic growth period.

Fees from checking accounts and lines of credit increased 10.7% QoQ and 11.7% YoY. Fee income from checking and lines of credit is expected to decline throughout 2009.

Fees from credit, debit and ATM cards increased 13.1% QoQ and 11.0% YoY. The usage of electronic means of payments continues to steadily grow in Chile, especially the usage of credit cards and ATMS. In the banking credit card business, Santander, with 33.9% of the credit card accounts, generated 33.7% of all transactions in 2008 and 35.2% of all purchases in the same period. In the ATM market, Santander, with approximately 30% of the ATMs installed in the country, generated 41% of the total transactions in 2008.

Collection fees were flat QoQ and increased 11.4% YoY. The main driver of fee growth in this line item is the collection of loan insurance policies on behalf of third parties which evolves with overall commercial activity.

Asset management fees were down 23.2% QoQ and 29.4% YoY. Assets under management decreased 13.2% QoQ and 16.5% due to unfavorable market conditions, especially in equity markets that affected valuations and asset management fees.

Fees from guarantees, pledges and other contingent operations increased 43.1% QoQ and 20.0% YoY, in line with higher commercial activity in the corporate segment and also driven by the depreciation of the peso in the quarter that positively impacted fees from stand-by letters of credit.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	12

Insurance brokerage fees decreased 6.7% QoQ and increased 4.5% YoY in 4Q08. The Bank’s strength in cross-selling the client base by offering attractive insurance products through the Internet has been a key driver in this line item, but a slowdown of business volumes in line with decelerating economic growth is expected going forward.

Fees securities brokerage and custody decreased 53.1% QoQ and 43.6% YoY. The fall in stock market prices and volumes is the main factor behind this decline.

Other fees, that totaled Ch$2,431 million, were positively affected by higher gains from the Bank’s foreign exchange business and financial advisory fees.

OPERATING EXPENSES AND EFFICIENCY

The Bank continues to tighten cost control

Operating Expenses	Quarter			Change %
(Ch$ million)	4Q08	3Q08	4Q07 (reclassified)	4Q08 / 4Q07	4Q08 / 3Q08
Personnel expenses	(59,106)	(53,889)	(49,571)	19.2%	9.7%
Administrative expenses	(39,072)	(42,238)	(38,408)	1.7%	(7.5)%
Depreciation and amortization	(13,354)	(14,038)	(11,600)	15.1%	(4.9)%
Other operating expenses*	(9,298)	(12,802)	(14,260)	(34.8)%	(27.4)%
Operating expenses	(120,830)	(122,967)	(113,839)	6.1%	(1.7)%
Efficiency ratio**	38.8%	35.9%	42.4%
*
Certain items of other operating income and expenses were reclassified for 2007 in 4Q08. Therefore, these figures vary on a quarterly basis compared to previous earning reports, but the net result from other operating income and expenses remains the same.

**	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Market related income + Other operating income.

The growth rate of operating expenses was curbed in the quarter. Operating expenses decreased 1.7% QoQ and increased 6.1% YoY in 4Q08.  Administrative expenses in 4Q08 decreased 7.5% QoQ and increased 1.7% YoY. In 4Q08, the efficiency ratio reached 38.8% compared to 42.4% in 4Q07.

Personnel expenses increased 9.7% QoQ and 19.2% YoY in 4Q08. This was mainly due to higher inflation and higher average headcount in 2008 compared to 2007. Going forward, and depending on the evolution of inflation, we expect a further moderation in the growth rate of personnel expenses.

The growth rate of administrative expenses was also controlled in the quarter, as the Bank has been limiting the opening of new branches. Since approximately 1/3 of the Bank’s branches have been opened in the past three years, there is still ample room to sustain growth and improve efficiency by maximizing profitability of the existing network. Administrative expenses in 4Q08 decreased 7.5% QoQ and increased 1.7% YoY. As of December 2008, the Bank’s distribution network totaled 477 offices. The 5 branches the Bank opened in 4Q08 were Banca Prime branches for upper income individuals where the Bank is rapidly expanding. The ATM network decreased 1.5% QoQ, totaling 1,958 ATMs.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	13

Stable distribution capabilities

The 4.9% QoQ decrease in depreciation expenses was also due to the optimization plan of the Bank’s branch network in the second half of 2008. The 15.1% YoY rise in depreciation was mainly due to the 12 month growth of the Bank’s distribution network.

Other operating expenses are mainly expense primarily relating to the Bank’s call center, credit card related expenses, expenses related to repossessed assets and provisions for non-credit contingencies. The QoQ and YoY decrease in other operating expenses was mainly driven by lower provisions for non-credit contingencies.

OTHER OPERATING INCOME AND NET RESULTS FROM FINANCIAL TRANSACTIONS AND OPERATING INCOME

Positive results from client related treasury income despite market turmoil

Other Operating Income and Net Results from Financial Transactions	Quarter			Change %
(Ch$ million)	4Q08	3Q08	4Q07	4Q08 / 4Q07	4Q08 / 3Q08
Other operating income*	3,309	(1,094)	7,751	(57.3)%	—%

Net gains from mark-to-market and trading	102,073	96,512	(50,685)	—%	5.8%
Exchange differences, net	(85,271)	(62,579)	59,965	—%	36.3%
Net results from financial transactions	16,802	33,933	9,280	81.1%	(50.5)%
*
Certain items of other operating income and expenses were reclassified for 2007 in 4Q08. Therefore, these figures vary on a quarterly basis compared to previous earning reports, but the net result from other operating income and expenses remains the same.

Other operating income, which mainly includes the results from the sale and maintenance of repossessed assets, provisions released for non-credit contingencies and other results, totaled a gain of Ch$3,309 million in 4Q08. The QoQ rise was mainly due to the release of provisions for non-credit contingencies. The 57.3% YoY decrease in other operating income in 4Q08 compared to 4Q07 was mainly due to lower gain from the reversal of provisions for non-credit contingencies.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	14

The net gains from mark-to-market and trading mainly includes the mark-to-market of financial investments held for trading, the interest revenue generated by this portfolio, any gain or loss from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as exchange differences, net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency. In order to better understand these line items, we present the net results from financial transactions by business area in the table below.

Net result from financial transactions	Quarter			Change %
(Ch$ million)	4Q08	3Q08	4Q07 (reclassified)	4Q08 / 4Q07	4Q08 / 3Q08
Treasury products for clients*	21,263	30,649	14,356	48.1%	(30.6)%
ALCO & Proprietary trading	(4,461)	3,285	(5,076)	(12.1)%	NM
Net results from financial transactions	16,802	33,933	9,280	81.1%	(50.5)%
*  Santander Global Connect, market making & results from the sale of charged-off loans.

The 50.5% QoQ decrease in the net results from financial transactions was mainly due to a lower gain from our market-making business in 4Q08 compared to 3Q08, a loss in proprietary trading in the quarter of Ch$1,394 million and losses produced by the hedging of the Bank’s US$ dollar liquidity position. The latter is partially offset by the net interest income produced by this liquidity cushion. This position has also become a competitive advantage for the Bank in a moment in which foreign funding has become more expensive. Compared to 4Q07, the net results from financial transactions rose 81.1% mainly due to the higher sales of treasury products for clients, which is a recurring and growing source of income for the Bank.

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	4Q08	3Q08	4Q07 (Reclassified)	4Q08 / 4Q07	4Q08 / 3Q08
Income attributable to investments in other companies	(206)	139	(92)	123.9%	—%
Price level restatement	(15,451)	(31,157)	(16,641)	(7.2)%	(50.4)%
Quarterly inflation rate*	2.21%	3.63%	2.31%
Income tax	(14,016)	(19,629)	(11,771)	19.1%	(28.6)%
* Measured as the variation of the Unidad de Fomento in the quarter.

Price level restatement in the quarter totaled a loss of Ch$15,451 million. The Bank must adjust its capital and fixed assets for the variations in price levels.  When inflation is positive, the Bank records a loss from price restatement, since the Bank's capital is larger than fixed assets. The inflation rate was 2.21% in 4Q08 compared to 3.63% in 3Q08 and 2.31% in 4Q07. The lower inflation rate compared to previous periods explains the lower loss from price level restatement.

IFRS note: In 2009, price level restatement will no longer be recognized. Capital will no longer be restated to reflect changes in CPI and fixed and other non-financial assets will not be adjusted for variation of the UF. Therefore, in a period of positive inflation results will be positively affected by this change, but in periods of deflation results under IFRS, all other factors equal, results would be lower.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	15

SECTION 4: CREDIT RISK RATINGS

International ratings:

The Bank has credit ratings from three leading international agencies. We have the highest risk rating in Latin America.

Moody’s	Rating
Long-term bank deposits	A2
Senior bonds	Aa3
Subordinated debt	Aa3
Bank Deposits in Local Currency	Aa2
Bank financial strength	B-
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Individual rating	B

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate

Shares	Level 2	1CN1

Short-term deposits	N1+	Level 1+

Long-term deposits	AAA	AAA

Mortgage finance bonds	AAA	AAA

Senior bonds	AAA	AAA

Subordinated bonds	AA+	AA+

Outlook	Stable	Stable

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	16

SECTION 5: SHARE PERFORMANCE
As of December 2008

Ownership Structure:

ADR Price Evolution
Santander ADR vs. Global 1200 Financial Index
(Base 100 = 12/31/2003)

ADR price (US$) 2008
Year-end 2008:	35.03
Maximum (2008):	54.60
Minimum (2008):	28.16

Market Capitalization: US$6,353 million

P/E 12 month trailing:	11.8
P/BV (24/10/08):	2.45
Dividend yield*:	4.5%

*	Based on closing price on record date of last dividend payment.

Daily traded volumes 4Q 2008

Local Share Price Evolution
Santander vs IPSA Index
(Base 100 = 12/31/2003)

Local share price (Ch$) 2008
Year-end 2008:	20.49
Maximum (2008):	24.86
Minimum (2008):	16.51

Dividends:
Year paid	Ch$/share	% of previous year earnings
2005:	1.05	100%
2006:	0.83	65%
2007:	0.99	65%
2008:	1.06	65%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	17

SECTION 6: INSTITUTIONAL BACKGROUND

Institutional Background

As per the latest public records published by the Superintendency of Banks of Chile for December 2008, Banco Santander Chile was the largest bank in terms of loans and deposits. The Bank has the highest credit ratings among all Latin American companies, with an A+ rating from Standard and Poor’s, A+ by Fitch and A2 by Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which controls 76.91% of Banco Santander Chile.

Banco Santander, S.A., (SAN.MC, STD.N), headquartered in Madrid, engages primarily in commercial banking with complementary activities in global wholesale banking, cards, asset management and insurance. Santander had over EUR 1.168 trillion in funds under management at the close of 2008, from more than 80 million customers served through 13,390 offices – more branches than any other international bank. Founded in 1857, Santander is the largest financial group in Spain and Latin America and has a significant presence in Western Europe and in the United Kingdom. In 2008, Santander registered €8,876 million in attributable net profit, an increase of 9% from 2007, excluding capital gains.

In Latin America, Santander manages over US$200 billion in business volumes (loans, deposits, mutual funds, pension funds and managed funds) through 6,089 branches. In 2008, Santander reported EUR 2,945 million in net attributable income in Latin America, up 10% from the previous year.

For more information, see www.santander.com.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	18

ANNEX 1: BALANCE SHEET

					Dec. 2008 /	Dec. / Sept.
Unaudited Balance Sheet	Dec-08	Dec-08	Sep-08	Dec-07	2007	2008
	US$ths				% Chg.
				(Reclassified)
Assets
Cash and balances from Central Bank	1,333,081	854,838	854,097	1,108,444	(22.9)%	0.1%
Funds to be cleared	523,049	335,405	513,843	316,240	6.1%	(34.7)%
Financial assets held for trading	1,811,510	1,161,631	891,070	1,090,004	6.6%	30.4%
Investment collateral under agreements to repurchase	-	-	8,805	33,999	(100.0)%	(100.0)%
Derivatives	2,879,546	1,846,509	1,296,402	780,775	136.5%	42.4%
Interbank loans	148,926	95,499	76,015	45,961	107.8%	25.6%
Loans, net of reserves for loan losses	22,330,402	14,319,370	13,521,962	12,028,054	19.0%	5.9%
Available-for-sale financial assets	2,464,312	1,580,240	1,316,741	779,635	102.7%	20.0%
Held-to-maturity investments	-	-	-	-
Investments in other companies	10,901	6,990	7,186	6,795	2.9%	(2.7)%
Intangible assets	113,979	73,089	69,534	56,187	30.1%	5.1%
Fixed assets	405,622	260,105	253,918	245,619	5.9%	2.4%
Current tax assets	28,521	18,289	12,275	1,933	846.1%	49.0%
Deferred tax assets	101,085	64,821	101,876	61,261	5.8%	(36.4)%
Other assets	811,459	520,348	668,294	474,091	9.8%	(22.1)%
Total Assets	32,962,392	21,137,134	19,592,018	17,028,998	24.1%	7.9%

Liabilities and Equity
Total non-interest bearing deposits	4,600,011	2,949,757	3,132,432	2,868,769	2.8%	(5.8)%
Funds to be cleared	222,303	142,552	308,345	135,219	5.4%	(53.8)%
Investments sold under agreements to repurchase	878,338	563,234	741,043	308,651	82.5%	(24.0)%
Time deposits and savings accounts	15,214,450	9,756,266	8,408,557	7,887,897	23.7%	16.0%
Derivatives	2,291,967	1,469,724	1,122,579	778,217	88.9%	30.9%
Deposits from credit institutions	2,222,324	1,425,065	1,495,606	1,099,443	29.6%	(4.7)%
Marketable debt securities	4,134,693	2,651,372	2,372,389	2,154,996	23.0%	11.8%
Other obligations	161,057	103,278	101,998	147,868	(30.2)%	1.3%
Current tax liabilities	254	163	423	15,897
Deferred tax liability	29,265	18,766	56,892	10,877	72.5%	(67.0)%
Provisions	252,889	162,165	132,216	46,376	249.7%	22.7%
Other liabilities	455,644	292,182	219,034	116,699	150.4%	33.4%
Total Liabilities	30,463,195	19,534,524	18,091,514	15,570,909	25.5%	8.0%

Equity
Capital	1,389,946	891,303	818,535	818,535	8.9%	8.9%
Reserves	80,373	51,539	133,429	47,331	8.9%	(61.4)%
Unrealized gain (loss) Available-for-sale financial assets	(11,777)	(7,552)	(31,204)	(9,475)	(20.3)%	(75.8)%
Retained Earnings:	0	0	0	0
Retained earnings previous periods	644,137	413,053	381,030	273,004	51.3%	8.4%
Net income	511,729	328,146	250,580	308,647	6.3%	31.0%
Provision for mandatory dividend	(153,519)	(98,444)	(75,174)	0		31.0%
Minority Interest	38,308	24,565	23,308	20,047	22.5%	5.4%
Total Equity	2,499,197	1,602,610	1,500,504	1,458,089	9.9%	6.8%
Total Liabilities and Equity	32,962,392	21,137,134	19,592,018	17,028,998	24.1%	7.9%

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity.

Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

In this earnings report, 2007 figures have suffered minor reclassifications between line items compared to figures for these periods presented in previous earnings reports. This affected mainly net gains from financial transactions, other operating income and other operating expenses.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	19

ANNEX 2 : YTD INCOME STATEMENT

YTD Income Statement Unaudited	Dec-08	Dec-08	Dec-07	Dec. 2008 / 2007
	US$ths.	Ch$ million nominal		% Chg.
			(reclassified)
Interest revenue	3,214,210	2,061,112	1,589,303	29.7%
Interest expense	(1,815,315)	(1,164,071)	(876,879)	32.8%
Net interest revenue	1,398,894	897,041	712,424	25.9%
Fee income	431,085	276,433	245,131	12.8%
Fee expense	(82,402)	(52,840)	(45,060)	17.3%
Net fee income	348,683	223,593	200,071	11.8%
Net gains from mark-to-market and trading	425,862	273,084	24,608	1009.7%
Exchange differences, net	(291,683)	(187,042)	76,230	(345.4)%
Financial transactions, net	134,179	86,042	100,838	(14.7)%
Other operating income	25,750	16,512	26,112	(36.8)%
Total operating income	1,907,506	1,223,188	1,039,444	17.7%
Personnel expenses	(326,135)	(209,134)	(175,517)	19.2%
Administrative expenses	(252,596)	(161,977)	(151,170)	7.1%
Depreciation and amortization	(81,004)	(51,944)	(42,007)	23.7%
Other operating expenses	(65,901)	(42,259)	(40,908)	3.3%
Total operating expenses	(725,636)	(465,314)	(409,601)	13.6%
Provision expense	(445,931)	(285,953)	(206,325)	38.6%
Net operating income	735,939	471,921	423,518	11.4%
Income attributable to investments in other companies	1,327	851	(1,321)	—%
Price level restatement	(121,680)	(78,027)	(56,325)	38.5%
Net income before taxes	615,587	394,745	365,873	7.9%
Income tax	(99,381)	(63,728)	(55,170)	15.5%
Net income from ordinary activities	516,206	331,017	310,702	6.5%
Net income discontinued operations	0	0	0
Net income attributable to:
Minority interest	4,477	2,871	2,055	39.7%
Net income attributable to shareholders	511,729	328,146	308,647	6.3%

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity.

Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

In this earnings report, 2007 figures have suffered minor reclassifications between line items compared to figures for these periods presented in previous earnings reports. This affected mainly net gains from financial transactions, other operating income and other operating expenses.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	20

ANNEX 3 : QUARTERLY INCOME STATEMENT

Unaudited Quarterly Income Statement	4Q08	4Q08	3Q08	4Q07	4Q08 / 4Q07	4Q08 / 3Q08
	US$ths.			(Reclassified)	% Chg.
Interest revenue	842,704	540,384	624,222	470,193	14.9%	(13.4)%
Interest expense	(478,642)	(306,929)	(371,001)	(271,790)	12.9%	(17.3)%
Net interest revenue	364,062	233,455	253,221	198,403	17.7%	(7.8)%
Fee income	113,092	72,520	69,529	65,988	9.9%	4.3%
Fee expense	(22,762)	(14,596)	(13,390)	(13,172)	10.8%	9.0%
Net fee income	90,330	57,924	56,139	52,816	9.7%	3.2%
Net gains from mark-to-market and trading	159,178	102,073	96,512	(50,685)	—%	5.8%
Exchange differences, net	(132,976)	(85,271)	(62,579)	59,965	—%	36.3%
Total market related income	26,202	16,802	33,933	9,280	81.1%	(50.5)%
Other operating income	5,160	3,309	(1,094)	7,751	(57.3)%	-%
Total operating income	485,754	311,490	342,199	268,250	16.1%	(9.0)%
Personnel expenses	(92,173)	(59,106)	(53,889)	(49,571)	19.2%	9.7%
Administrative expenses	(60,931)	(39,072)	(42,238)	(38,408)	1.7%	(7.5)%
Depreciation and amortization	(20,825)	(13,354)	(14,038)	(11,600)	15.1%	(4.9)%
Other operating expenses	(14,500)	(9,298)	(12,802)	(14,260)	(34.8)%	(27.4)%
Total operating expenses	(188,429)	(120,830)	(122,967)	(113,839)	6.1%	(1.7)%
Provision expense	(128,689)	(82,522)	(72,128)	(54,788)	50.6%	14.4%
Net operating income	168,636	108,138	147,104	99,623	8.5%	(26.5)%
Income attributable to investments in other companies	(321)	(206)	139	(92)	123.9%	—%
Price level restatement	(24,095)	(15,451)	(31,157)	(16,641)	(7.2)%	(50.4)%
Net income before taxes	144,220	92,481	116,086	82,890	11.6%	(20.3)%
Income tax	(21,857)	(14,016)	(19,629)	(11,771)	19.1%	(28.6)%
Net income from ordinary activities	122,363	78,465	96,457	71,119	10.3%	(18.7)%
Net income discontinued operations	0	0	0	0
Net income attributable to:
Minority interest	1,402	899	(39)	344	161.3%	—%
Net income attributable to shareholders	120,961	77,566	96,496	70,775	9.6%	(19.6)%

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity.

Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

In this earnings report, 2007 figures have suffered minor reclassifications between line items compared to figures for these periods presented in previous earnings reports. This affected mainly net gains from financial transactions, other operating income and other operating expenses.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	21

ANNEX 4 : QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

Annex	Mar-07	Jun-07	Sep-07	Dec-07	Mar-08	Jun-08	Sep-08	Dec-08
(Ch$ millions)	(Reclassified)	(Reclassified)	(Reclassified)	(Reclassified)
Loans
Consumer loans	1,911,570	1,931,833	1,988,434	2,082,579	2,158,563	2,205,135	2,241,163	2,248,996
Residential mortgage loans	2,947,857	3,068,067	3,202,566	3,345,493	3,454,383	3,637,108	3,853,088	3,981,347
Commercial loans	6,193,586	6,098,230	6,454,812	6,830,385	6,822,116	7,374,565	7,696,877	8,374,497
Total loans	11,053,013	11,098,130	11,645,812	12,258,457	12,435,062	13,216,808	13,791,128	14,604,840
Allowance for loan losses	(200,011)	(211,112)	(221,070)	(232,766)	(243,982)	(256,183)	(269,167)	(285,470)
Total loans, net of allowances	10,853,002	10,887,018	11,424,742	12,025,691	12,191,080	12,960,625	13,521,961	14,319,370

Loans by segment
Individuals	5,214,822	5,376,224	5,576,602	5,846,856	6,051,080	6,397,456	6,654,210	6,833,098
SMEs	1,864,258	1,905,480	2,013,521	2,126,067	2,200,282	2,314,975	2,418,645	2,466,147
Institutional lending	192,168	191,410	198,446	210,357	218,446	231,156	216,212	227,464
Total retail lending	7,271,248	7,473,114	7,788,569	8,183,281	8,469,808	8,943,587	9,289,066	9,526,709
Middle-Market & Real estate	2,348,975	2,302,678	2,355,899	2,470,934	2,516,708	2,703,058	2,831,381	2,882,484
Corporate	1,376,704	1,275,726	1,452,592	1,628,192	1,500,669	1,573,148	1,648,671	2,052,089

Customer funds
Demand deposits	2,491,571	2,589,161	2,598,294	2,868,769	2,773,548	3,195,906	3,132,432	2,949,757
Time deposits	7,281,003	7,343,085	7,273,079	7,887,897	8,089,285	8,390,418	8,408,557	9,756,266
Total deposits	9,772,574	9,932,246	9,871,373	10,756,666	10,862,833	11,586,324	11,540,989	12,706,023
Mutual funds (Off balance sheet)	2,283,807	2,577,630	2,867,438	2,634,461	2,670,163	3,033,103	2,533,228	2,199,222
Total customer funds	12,056,381	12,509,876	12,738,811	13,391,127	13,532,996	14,619,427	14,074,217	14,905,245

Average balances
Avg. interest earning assets	11,590,544	11,931,595	12,343,716	12,840,100	13,547,248	14,252,583	14,693,715	15,975,392
Avg. loans	10,965,469	11,121,879	11,345,844	11,908,379	12,285,523	12,817,994	13,456,903	14,311,395
Avg. assets	14,159,366	14,749,993	15,384,017	16,368,066	17,590,786	15,303,413	14,693,715	15,975,392
Avg. demand deposits	2,495,549	2,601,153	2,557,742	2,659,541	2,807,769	3,020,504	3,009,071	2,998,047
Avg equity	1,287,034	1,246,390	1,305,862	1,420,607	1,397,778	1,353,730	1,402,847	1,533,373
Avg. free funds	3,808,756	3,817,214	3,946,456	4,306,811	4,171,730	4,546,485	4,609,628	4,527,802

Capitalization
Risk weighted assets	11,741,425	11,851,230	12,364,773	13,087,642	13,593,098	14,066,367	15,170,215	15,710,202
Tier I	1,244,996	1,075,377	1,110,290	1,129,395	1,398,183	1,350,580	1,477,245	1,578,043
Tier II	470,099	467,469	440,432	473,037	415,905	461,436	514,005	588,657
Regulatory capital	1,715,095	1,542,846	1,550,722	1,602,432	1,814,088	1,812,016	1,991,250	2,166,700
BIS ratio	14.6%	13.0%	12.5%	12.2%	13.3%	12.9%	13.1%	13.8%

Profitability & Efficiency
Net interest margin	4.9%	5.8%	6.4%	6.2%	5.6%	6.2%	6.9%	5.8%
Efficiency ratio	37.8%	38.8%	38.4%	42.4%	39.0%	38.8%	35.9%	38.8%
Avg. Free funds / interest earning assets	32.9%	32.0%	32.0%	33.5%	30.8%	31.9%	31.4%	28.3%
Return on avg. equity	22.4%	25.8%	26.1%	19.9%	21.6%	23.2%	27.5%	20.2%
Return on avg. assets	2.0%	2.2%	2.2%	1.7%	1.7%	2.1%	2.6%	1.9%

Asset quality
Past due loans	97,937	105,668	112,130	116,654	135,354	147,874	148,709	160,824
PDL / total loans	0.89%	0.95%	0.96%	0.95%	1.09%	1.12%	1.08%	1.10%
Coverage ratio	204.2%	199.8%	197.2%	199.5%	180.3%	173.2%	181.0%	177.5%
Expected loss (Loan loss allowances / Loans)	1.81%	1.90%	1.90%	1.90%	1.96%	1.94%	1.95%	1.95%
Cost of credit (prov. expense / loans)	2.15%	1.62%	1.62%	1.79%	1.96%	2.13%	2.09%	2.26%

Network
Branches	422	428	436	464	466	468	472	477
ATMs	1,635	1,744	1,808	2,004	1,989	2,016	1,997	1,958
Employees	8,691	8,913	9,057	9,174	9,177	9,230	9,331	9,169

Market information (period-end)
Net income per share (Ch$)	0.38	0.43	0.45	0.38	0.40	0.42	0.51	0.41
Net income per ADR (US$)	0.74	0.84	0.92	0.79	0.95	0.83	0.96	0.68
Stock price	25.9	25.2	24.8	24.5	21.9	21.4	21.9	20.5
ADR price	49.9	49.5	50.6	51.0	52.3	43.0	42.8	35.0
Market capitalization (US$mn)	9,045	8,985	9,172	9,248	9,479	7,801	7,761	6,353
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	181.4	181.4	181.4	181.4	181.4	181.4	181.4	181.4

Other Data
Quarterly inflation rate**	0.20%	1.00%	2.98%	2.31%	1.02%	2.17%	3.63%	2.21%
Avg. overnight interbank rate (nominal)	5.09%	5.08%	5.45%	5.81%	6.22%	6.39%	7.58%	8.24%
Avg. 10 year Central Bank yield (real)	2.69%	2.90%	3.08%	2.97%	2.84%	3.06%	3.39%	3.22%
Avg. 10 year Central Bank yield (nominal)	5.48%	5.94%	6.38%	6.31%	6.46%	6.98%	7.74%	6.50%
Observed Exchange rate (Ch$/US$) (period-end)	539.4	527.5	511.7	495.8	439.1	520.1	552.5	629.1
Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	22

ANNEX 5 : QUARTERLY EVOLUTION OF BALANCE SHEET

Unaudited Balance Sheets	Mar-07	Jun-07	Sep-07	Dec-07	Mar-08	Jun-08	Sep-08	Dec-08
	(Reclassified)	(Reclassified)	(Reclassified)	(Reclassified)
Assets
Cash and balances from Central Bank	864,270	861,227	717,875	1,108,444	647,473	1,280,336	854,097	854,838
Funds to be cleared	364,106	361,098	339,010	316,240	626,731	487,591	513,843	335,405
Financial assets held for trading	821,657	743,955	890,385	1,090,004	715,729	893,938	891,070	1,161,631
Investment collateral under agreements to repurchase	46,691	31,112	39,192	33,999	4,655	11,697	8,805	-
Derivatives	377,628	417,871	584,999	780,775	1,427,176	1,233,562	1,296,402	1,846,509
Interbank loans	168,554	350,393	182,051	45,961	118,139	150,406	76,015	95,499
Loans, net of loan loss allowances	10,853,002	10,887,018	11,424,742	12,028,054	12,189,933	12,960,626	13,521,962	14,319,370
Available-for-sale financial assets	360,745	674,293	807,492	779,635	1,457,900	1,080,216	1,316,741	1,580,240
Held-to-maturity investments	-	-	-	-	-	-	-	-
Investments in other companies	7,026	5,681	5,847	6,795	6,181	6,865	7,186	6,990
Intangible assets	42,479	49,856	52,883	56,187	58,071	61,458	69,534	73,089
Fixed assets	223,906	228,351	237,603	245,619	247,348	248,906	253,918	260,105
Current tax assets	1,115	878	1,451	1,933	4,229	17,824	12,275	18,289
Deferred tax assets	40,024	46,808	55,592	61,261	57,386	62,721	101,876	64,821
Other assets	319,806	416,320	430,797	474,091	656,981	593,299	668,294	520,348
Total Assets	14,491,009	15,074,861	15,769,919	17,028,998	18,217,932	19,089,445	19,592,018	21,137,134

Liabilities and Equity
Total non-interest bearing deposits	2,491,571	2,589,161	2,598,294	2,868,769	2,773,548	3,195,906	3,132,432	2,949,757
Funds to be cleared	239,256	202,897	194,630	135,219	381,921	297,611	308,345	142,552
Investments sold under agreements to repurchase	374,022	230,344	403,471	308,651	410,921	295,494	741,043	563,234
Time deposits and savings accounts	7,281,003	7,343,085	7,273,079	7,887,897	8,089,285	8,390,418	8,408,557	9,756,266
Derivatives	375,290	363,622	568,581	778,217	1,540,408	1,081,784	1,122,579	1,469,724
Deposits from credit institutions	620,535	1,168,506	1,192,736	1,099,443	1,013,573	1,505,176	1,495,606	1,425,065
Marketable debt securities	1,573,763	1,718,795	1,894,377	2,154,996	2,196,889	2,405,006	2,372,389	2,651,372
Other obligations	70,047	52,409	118,870	147,868	86,697	138,185	101,998	103,278
Current tax liabilities	7,836	21,834	28,666	15,897	3,247	797	423	163
Deferred tax liability	478	476	540	10,877	14,321	23,549	56,892	18,766
Provisions	41,356	38,359	41,278	46,376	151,109	88,971	132,216	162,165
Other liabilities	81,202	99,460	87,923	116,699	136,745	293,352	219,034	292,182
Total Liabilities	13,156,359	13,828,948	14,402,445	15,570,909	16,798,664	17,716,249	18,091,514	19,534,524

Equity
Capital	761,853	761,853	761,853	818,535	818,535	818,535	818,535	891,303
Reserves	46,915	65,096	99,437	47,331	58,797	89,057	133,429	51,539
Unrealized gain (loss) Available-for-sale financial assets	-2,272	-4,445	-3,873	-9,475	-21,155	-45,900	-31,204	-7,552
Retained Earnings:						-	-	-
Retained earnings previous periods	438,501	252,872	252,872	273,004	581,651	381,030	381,030	413,053
Net income	72,189	152,676	237,872	308,647	75,643	154,083	250,580	328,146
Provision for mandatory dividend	-	-	-	-	-115,288	-46,225	-75,174	-98,444
Minority Interest	17,464	17,861	19,313	20,047	21,085	22,616	23,308	24,565
Total Equity	1,334,650	1,245,913	1,367,474	1,458,089	1,419,268	1,373,196	1,500,504	1,602,610
Total Liabilities and Equity	14,491,009	15,074,861	15,769,919	17,028,998	18,217,932	19,089,445	19,592,018	21,137,134

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity.

Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

In this earnings report, 2007 figures have suffered minor reclassifications between line items compared to figures for these periods presented in previous earnings reports. This affected mainly net gains from financial transactions, other operating income and other operating expenses.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	23

ANNEX 6 : QUARTERLY EVOLUTION OF INCOME STATEMENT

Unaudited Income Statement	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08
	(Reclassified)	(Reclassified)	(Reclassified)	(Reclassified)
Interest revenue	278,271	363,074	477,765	470,193	397,943	498,563	624,222	540,384
Interest expense	(136,348)	(188,867)	(279,874)	(271,790)	(209,029)	(277,112)	(371,001)	(306,929)
Net interest revenue	141,923	174,207	197,891	198,403	188,914	221,451	253,221	233,455
Fee income	57,097	59,440	62,606	65,988	65,657	68,727	69,529	72,520
Fee expense	(10,257)	(10,563)	(11,068)	(13,172)	(12,073)	(12,781)	(13,390)	(14,596)
Net fee income	46,840	48,877	51,538	52,816	53,584	55,946	56,139	57,924
Net gains from mark-to-market and trading	46,297	33,339	(4,342)	(50,685)	(88,693)	163,192	96,512	102,073
Exchange differences, net	161	(11,995)	28,099	59,965	101,981	(141,173)	(62,579)	(85,271)
Total market related income	46,458	21,344	23,757	9,280	13,288	22,019	33,933	16,802
Other operating income	3,912	7,184	7,264	7,751	9,448	4,849	(1,094)	3,309
Total operating income	239,133	251,612	280,450	268,250	265,234	304,265	342,199	311,490
Personnel expenses	(37,518)	(42,742)	(45,686)	(49,571)	(44,339)	(51,800)	(53,889)	(59,106)
Administrative expenses	(34,921)	(37,275)	(40,566)	(38,408)	(38,698)	(41,969)	(42,238)	(39,072)
Depreciation and amortization	(9,394)	(10,013)	(11,000)	(11,600)	(11,474)	(13,078)	(14,038)	(13,354)
Other operating expenses	(8,548)	(7,590)	(10,510)	(14,260)	(8,894)	(11,265)	(12,802)	(9,298)
Total operating expenses	(90,381)	(97,620)	(107,762)	(113,839)	(103,405)	(118,112)	(122,967)	(120,830)
Provision expense	(59,440)	(44,900)	(47,197)	(54,788)	(60,929)	(70,374)	(72,128)	(82,522)
Net operating income	89,312	109,092	125,491	99,623	100,900	115,779	147,104	108,138
Income attributable to investments in other companies	134	(728)	(635)	(92)	(262)	1,180	139	(206)
Price level restatement	(2,149)	(13,633)	(23,902)	(16,641)	(8,873)	(22,546)	(31,157)	(15,451)
Net income before taxes	87,297	94,731	100,954	82,890	91,765	94,413	116,086	92,481
Income tax	(14,569)	(13,964)	(14,867)	(11,771)	(15,242)	(14,841)	(19,629)	(14,016)
Net income from ordinary activities	72,728	80,767	86,087	71,119	76,523	79,572	96,457	78,465
Net income discontinued operations	0	0	0	0	0	0	0	0
Net income attributable to:
Minority interest	540	281	889	344	879	1,132	(39)	899
Net income attributable to shareholders	72,188	80,486	85,198	70,775	75,644	78,440	96,496	77,566

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders’ equity

 Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

In this earnings report, 2007 figures have suffered minor reclassifications between line items compared to figures for these periods presented in previous earnings reports. This affected mainly net gains from financial transactions, other operating income and other operating expenses.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	24

Deloitte
Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

INFORME DE LOS AUDITORES INDEPENDIENTES

A los señores Accionistas de
   Banco Santander Chile

Hemos auditado los estados de situación financiera consolidados de Banco Santander Chile y filiales al 31 de diciembre de 2008 y 2007 y los correspondientes estados consolidados de resultados, de resultados integrales, de cambios en el patrimonio y de flujos de efectivo por los años terminados en esas fechas.  La preparación de dichos estados financieros (que incluyen sus correspondientes notas) es responsabilidad de la Administración de Banco Santander Chile.  Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros, basada en las auditorías que efectuamos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en Chile.  Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad de que los estados financieros están exentos de errores significativos.  Una auditoría comprende el examen, a base de pruebas, de evidencias que respaldan los importes e informaciones revelados en los estados financieros.  Una auditoría también comprende, una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la administración del Banco, así como una evaluación de la presentación general de los estados financieros.  Consideramos que nuestras auditorías constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, los mencionados estados financieros consolidados presentan razonablemente, en todos sus aspectos significativos, la situación financiera de Banco Santander Chile y filiales al 31 de diciembre de 2008 y 2007 y los resultados de sus operaciones, los resultados integrales, los cambios patrimoniales y los flujos de efectivo por los años terminados en esas fechas, de acuerdo con los principios de contabilidad generalmente aceptados en Chile y con Normas de la Superintendencia de Bancos e Instituciones Financieras.

Como se explica en Nota 2 a los estados financieros consolidados, a contar de 2008 el Banco modificó la presentación de los estados financieros, la definición de efectivo y efectivo equivalente y adoptó el criterio de provisión para dividendos mínimos. Adicionalmente, el 9 de Noviembre de 2007, la Superintendencia de Bancos e Instituciones Financieras emitió el “Compendio de Normas Contables” que contienen los nuevos estándares de contabilidad y reporte para los Bancos que se aplicarán a contar del 1° de enero de 2009, considerando las normas de carácter transitorio establecidas en el Capítulo E de dicho compendio para 2009 y 2008.

Enero 26, 2009

Alberto Kulenkampff G.

BANCO SANTANDER CHILE Y FILIALES
ESTADOS DE SITUACION FINANCIERA CONSOLIDADOS
Por los años terminados el 31 de Diciembre de 2008 y 2007

		Al 31 de Diciembre de	Al 31 de Diciembre de
	NOTAS	2008	2007
		MM$	MM$
ACTIVOS

Efectivo y depósitos en bancos	4	854.838	1.206.985
Operaciones con liquidación en curso	4	335.405	344.354
Instrumentos para negociación	5	1.161.631	1.186.905
Contratos de retrocompra y préstamos de valores		-	37.022
Contratos de derivados financieros	6	1.846.509	850.186
Adeudado por bancos	10	95.499	50.047
Créditos y cuentas por cobrar a clientes	10	14.319.370	13.097.347
Instrumentos de inversión disponibles para la venta	7	1.580.240	848.945
Instrumentos de inversión hasta el vencimiento	7	-	-
Inversiones en sociedades	8	6.990	7.399
Intangibles		73.089	61.182
Activo fijo		260.105	267.455
Impuestos corrientes	11	18.289	2.105
Impuestos diferidos	11	64.821	66.707
Otros activos	9	520.348	516.238

TOTAL ACTIVOS		21.137.134	18.542.877
PASIVOS
Depósitos y otras obligaciones a la vista		2.949.757	3.123.803
Operaciones con liquidación en curso	4	142.552	147.240
Contratos de retrocompra y préstamos de valores		563.234	336.090
Depósitos y otras captaciones a plazo		9.756.266	8.589.131
Contratos de derivados financieros	6	1.469.724	847.401
Obligaciones con bancos		1.425.065	1.197.184
Instrumentos de deuda emitidos		2.651.372	2.346.575
Otras obligaciones financieras		103.278	161.013
Impuestos corrientes	11	163	17.310
Impuestos diferidos	11	18.766	11.844
Provisiones	10	162.165	50.499
Otros pasivos	9	292.182	127.073

TOTAL PASIVOS		19.534.524	16.955.163
PATRIMONIO

Atribuible a tenedores patrimoniales del banco:		1.578.045	1.565.885
Capital		891.303	891.303
Reservas		51.539	51.539
Cuentas de valoración		(7.552)	(10.317)
Utilidades retenidas:		642.755	633.360
Utilidades retenidas de ejercicios anteriores		413.053	297.274
Utilidad del ejercicio		328.146	336.086
Menos: Provisión para dividendos mínimos	2	(98.444)	-

Interés minoritario	22	24.565	21.829

TOTAL PATRIMONIO		1.602.610	1.587.714
TOTAL PASIVOS Y PATRIMONIO		21.137.134	18.542.877

BANCO SANTANDER CHILE Y FILIALES
ESTADOS CONSOLIDADOS DE RESULTADOS
Por los años terminados el 31 de Diciembre de 2008 y 2007

		Al 31 de Diciembre de	Al 31 de Diciembre de
	NOTAS	2008	2007
		MM$	MM$
RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes		2.061.112	1.730.592
Gastos por intereses y reajustes		(1.164.071)	(954.834)

Ingreso neto por intereses y reajustes		897.041	775.758

Ingresos por comisiones	16	276.433	266.923
Gastos por comisiones	16	(52.840)	(49.066)

Ingreso neto de comisiones		223.593	217.857

Utilidad neta de operaciones financieras	17	273.084	26.796
Utilidad (pérdida) de cambio neta	17	(187.042)	83.007
Otros ingresos operacionales	18	16.512	28.433

Total Ingresos operacionales		1.223.188	1.131.851

Provisiones por riesgo de crédito	10	(285.953)	(224.667)

INGRESO OPERACIONAL NETO		937.235	907.184

Remuneraciones y gastos del personal		(209.134)	(191.120)
Gastos de administración		(161.977)	(164.609)
Depreciaciones y amortizaciones		(51.944)	(45.741)
Deterioro		-	-
Otros gastos operacionales	19	(42.259)	(44.545)

RESULTADO OPERACIONAL		471.921	461.169

Resultado por inversiones en sociedades	8	851	(1.438)
Corrección monetaria		(78.027)	(61.332)

Resultado antes de impuesto a la renta		394.745	398.399

Impuesto a la renta	11	(63.728)	(60.075)

UTILIDAD CONSOLIDADA DEL EJERCICIO		331.017	338.324

Atribuible a:
Tenedores patrimoniales del Banco		328.146	336.086
Interés Minoritario	22	2.871	2.238

Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)
Utilidad básica		1,741	1,783
Utilidad diluida		1,741	1,783

BANCO SANTANDER CHILE Y FILIALES
ESTADOS CONSOLIDADO DE RESULTADOS INTEGRALES
Por los años terminados el 31 de Diciembre de 2008 y 2007

		Al 31 de Diciembre de	Al 31 de Diciembre de
	NOTAS	2008	2007
		MM$	MM$
UTILIDAD CONSOLIDADA DEL EJERCICIO		331.017	338.324

OTROS RESULTADOS INTEGRALES

Instrumentos de Inversión Disponibles para la Venta		(14.471)	(4.772)
Coberturas de Flujo de Efectivo		16.740	(6.389)

Otros resultados integrales antes de impuesto a la renta		2.269	(11.161)

Impuesto diferido relacionado con otros resultados integrales	11	(385)	1.897

Total de otros resultados integrales		1.884	(9.264)

RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO		332.901	329.060

Atribuible a :
Tenedores patrimoniales del Banco		330.069	326.822
Interés Minoritario	22	2.832	2.238

BANCO SANTANDER CHILE
ESTADO DE CAMBIOS EN EL PATRIMONIO
Por los años terminados el 31 de Diciembre de 2008 y 2007
Cifras en millones de pesos MM$

		Reservas		Cuentas de Valoracion				Utilidades retenidas
	Capital	Reservas y otras utilidades retenidas	Fusión de sociedades bajo control común	Instrumentos de Inversión Disponibles para la Venta	Coberturas de Flujo de Efectivo	Otros conceptos	Impuesto diferido	Utilidades retenidas de ejercicios anteriores	Utilidades del ejercicio	Provision para dividendo minimo	Total atribuible a tenedores patrimoniales	Interés Minoritario	TOTAL PATRIMONIO

Patrimonio al 31 de Diciembre 2006	761,853	46,889	-	(1,166)	-	(936)	198	152,919	285,582	-	1,245,339	1,522	1,246,861
Distribución resultado ejercicio anterior	-	-	-	-	-	-	-	285,582	(285,582)	-	-	-	-

Patrimonio al 01 de Enero 2007	761,853	46,889	-	(1,166)	-	(936)	198	438,501	-	-	1,245,339	1,522	1,246,861

Dividendos pagados	-	-	-	-	-	-	-	(185,628)	-	-	(185,628)	-	(185,628)
Ajustes por corrección monetaria	56,682	3,419	(139)	-	-	-	-	20,132	-	-	80,094	1,400	81,494
Otros movimientos patrimoniales	-	(936)	(1,903)	-	-	936	-	-	-	-	(1,903)	15,070	13,167
Provisión para dividendos mínimos 2007	-	-	-	-	-	-	-	-	-	-	-	-	-
Otros resultados integrales	-	-	-	(4,382)	(5,867)	-	1,742	-	-	-	(8,507)	-	(8,507)
Resultado del ejercicio	-	-	-	-	-	-	-	-	308,647	-	308,647	2,055	310,702

Patrimonio al 31 de Diciembre 2007	818,535	49,372	(2,042)	(5,548)	(5,867)	-	1,940	273,005	308,647	-	1,438,042	20,047	1,458,089

Saldos actualizados para fines comparativos
Patrimonio	891,303	53,763	(2,224)	(6,040)	(6,389)	-	2,112	297,274	336,086	-	1,565,885	21,829	1,587,714
Otros resultados integrales	-	-	-	(4,772)	(6,389)	-	1,897	-	-	-	(9,264)	-	(9,264)

Patrimonio al 31 de Diciembre 2007	818,535	49,372	(2,042)	(5,548)	(5,867)	-	1,940	273,005	308,647	-	1,438,042	20,047	1,458,089
Distribución resultado ejercicio anterior	-	-	-	-	-	-	-	308,647	(308,647)	-	-	-	-
Patrimonio al 01 de Enero 2008
	818,535	49,372	(2,042)	(5,548)	(5,867)	-	1,940	581,652	-	-	1,438,042	20,047	1,458,089

Ajuste Circular N°3443 (Nota 2) dividendo minimo 2008		-	-	-	-	-	-	-	-	(92,594)	(92,594)	-	(92,594)
Dividendos pagados	-	-	-	-	-	-	-	(200,619)	-	92,594	(108,025)	-	(108,025)
Ajustes por corrección monetaria	72,768	4,391	(182)	-	-	-	-	32,020	-	-	108,997	1,686	110,683
Provisión para dividendos mínimos 2009	-	-	-	-	-	-	-	-	-	(98,444)	(98,444)	-	(98,444)
Otros resultados integrales	-	-	-	(14,424)	16,740	-	(393)	-	-	-	1,923	(39)	1,884
Resultado del ejercicio	-	-	-	-	-	-	-	-	328,146	-	328,146	2,871	331,017

Patrimonio al 31 de Diciembre 2008	891,303	53,763	(2,224)	(19,972)	10,873	-	1,547	413,053	328,146	(98,444)	1,578,045	24,565	1,602,610

Dividendos distribuídos:

Período	Resultado atribuible a tenedores patrimoniales	Destinados a reservas o utilidades retenidas	Dividendo por acción en pesos	Destinado a Diviendos	Porcentaje Distribuído

- Año 2006 (Junta Accionistas Abril 2007)	285,582	99,954	0.985	185,628	65%

- Año 2007 (Junta Accionistas Abril 2008)	308,647	108,028	1.065	200,619	65%

BANCO SANTANDER CHILE Y FILIALES
ESTADOS CONSOLIDADO DE FLUJOS DE EFECTIVO
Por los años terminados el 31 de Diciembre de 2008 y 2007

		Al 31 de Diciembre de	Al 31 de Diciembre de
		2008	2007
	NOTA	MM$	MM$
FLUJOS ORIGINADOS POR ACTIVIDADES OPERACIONALES :

UTILIDAD (PERDIDA) CONSOLIDADA DEL EJERCICIO		331.017	338.324
Cargos (abonos) a resultados que no significan movimiento de efectivo:
Depreciaciones y amortizaciones		51.944	45.741
Provisiones por créditos cuentas por cobrar a clientes y castigos		323.848	283.300
Ajuste a valor de mercado de instrumentos financieros		(1.121)	(2.573)
(Utilidad) Pérdida por inversiones en sociedades	8	(851)	1.438
Utilidad neta en venta de activos recibidos en pago	18-19	(8.481)	(12.401)
Utilidad en venta de participación en otras sociedades	18-19	(4.348)	(2.298)
Pérdida Neta en venta de activos fijos	18-19	139	451
Castigo de activos recibidos en pago	19	5.410	8.702
Corrección monetaria		78.027	61.332
Otros cargos (abonos) que no significan movimiento de efectivo		54.186	57.164
Variación neta de intereses, reajustes y comisiones devengados sobre activos y pasivos		(53.456)	(32.344)
Total Flujos Operacionales		776.314	746.836

FLUJO ORIGINADO POR ACTIVIDADES DE INVERSIÓN :
Aumento neta de créditos y cuentas por cobrar		(1.661.910)	(1.072.834)
Aumento neta de inversiones		(732.310)	(681.629)
Compras de activos fijos		(18.672)	(32.801)
Ventas de activo fijo		10.866	12.632
Inversiones en sociedades		2.470	-
Disminución de inversiones en sociedades		14.227	4.821
Dividendos recibidos de inversiones en sociedades		638	748
Ingresos por bienes recibidos en pago		21.679	26.519
Aumento (disminución) neta de otros activos y pasivos		(297.841)	(53.691)
Total Flujos de Inversión		(2.660.853)	(1.796.235)

FLUJO ORIGINADO POR ACTIVIDADES DE FINANCIAMIENTO :
Aumento de acreedores en cuenta corriente		109.284	204.931
Aumento de depósitos y captaciones		990.517	490.790
Aumento (disminución) de otras obligaciones a la vista o a plazo		(116.503)	12.126
Aumento (disminución) de obligaciones por intermediación de documento		325.185	(37.160)
Aumento de préstamos del exterior corto y largo plazo		224.225	234.177
Emisión de letras de crédito		-	483
Rescate de letras de crédito		(161.664)	(187.208)
Aumento (disminución) de otros pasivos de corto plazo		(66.988)	47.239
Préstamos obtenidos del Banco Central de Chile (corto plazo)		269.430	157.256
Pago de préstamos del Banco Central de Chile (corto y largo plazo)		(270.742)	(158.874)
Emisión de Bonos		449.143	660.425
Rescate de bonos		(37.498)	(73.658)
Otros préstamos obtenido a largo plazo		25.480	25.506
Dividendos pagados		(214.864)	(215.734)
Total Flujos de Financiamiento		1.525.005	1.160.299

EFECTO DE INFLACION SOBRE EFECTIVO Y EFECTIVO EQUIVALENTE		3.126	4.527
VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL PERIODO		(356.408)	115.427
SALDO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE		1.404.099	1.288.672
SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	4	1.047.691	1.404.099

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA Nº 1           PRINCIPALES CRITERIOS CONTABLES UTILIZADOS:

a)           Información proporcionada:

Los presentes estados financieros consolidados han sido preparados de acuerdo con las normas contables impartidas por la Superintendencia de Bancos e Instituciones Financieras (SBIF). Por disposiciones legales, los bancos deben utilizar los criterios contables dispuestos por la SBIF y en todo aquello que no sea tratado por ella ni se contraponga con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile A.G.

Las cifras correspondientes al ejercicio 2007 se presentan actualizadas según la variación del Indice de Precios al Consumidor (IPC) en un 8,9%. Como se señala en Nota 2 a) a los estados financieros, las cifras correspondientes al ejercicio 2007 han sido reagrupadas y reclasificadas y por lo tanto difieren en términos de presentación de aquellas reportadas en el año anterior.

b)       Filiales que se consolidan:

Los estados financieros consolidados incluyen los activos, pasivos y resultados del Banco y las filiales que a continuación se detallan:

Sociedad	2008			2007
	Directo	Indirecto	Total	Directo	Indirecto	Total
Santander Corredores de Seguro Ltda. (ex-Santander Leasing S.A.) (**) (*)	99,75%	0,01%	99,76%	99,50%	-	99,50%
Santander S.A. Corredores de Bolsa (*)	50,59%	0,41%	51,00%	50,59%	0,41%	51,00%
Santander Asset Management S.A. Administradora General de Fondos	99,96%	0,02%	99,98%	99,96%	0,02%	99,98%
Santander S.A. Agente de Valores	99,03%	-	99,03%	99,03%	-	99,03%
Santander S.A. Sociedad Securitizadora	99,64%	-	99,64%	99,64%	-	99,64%
Santander Corredora de Seguros Limitada (**)	-	-	-	99,99%	-	99,99%
Santander Servicios de Recaudación y Pagos Limitada	99,90%	0,10%	100,00%	99,90%	0,10%	100,00%

Las transacciones y saldos significativos intercompañías originadas por operaciones efectuadas entre el Banco y sus filiales y entre estas últimas, han sido eliminadas.

Los activos e ingresos operacionales de las filiales al 31 de Diciembre de 2008 representan, en su conjunto un 4,0% y 8,8% (5,7% y 7,8% en 2007) sobre el total de activos e ingresos operacionales consolidados, respectivamente.

(*)           Sociedades filiales que cambiaron su razón social, según lo indicado en nota N° 3  letra d)
(**)           Estas sociedades fueron fusionadas, de acuerdo a lo indicado en Nota N° 3 letra c)

c)       Intereses y reajustes:

Los activos y pasivos incluyen los intereses y reajustes devengados hasta la fecha de cierre de cada ejercicio.  Sin embargo, en el caso de las colocaciones vencidas y de las vigentes con alto riesgo de irrecuperabilidad, se ha seguido el criterio prudencial de suspender el devengo de intereses y reajustes.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA Nº 1           PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

d)       Corrección monetaria:

El capital propio financiero, el activo fijo y otros saldos no monetarios, se presentan actualizados de acuerdo con la variación del Índice de Precios al Consumidor (I.P.C.).  La aplicación de este mecanismo de ajuste significó un cargo neto a resultados ascendente a  MM$ 78.027 (MM$ 61.332 en 2007).

Para efectos de realizar la consolidación de estados financieros, todos los estados de resultados (Banco y Filiales) fueron confeccionados sin aplicar la corrección monetaria a las cuentas de resultado comentada anteriormente.

e)       Moneda extranjera:

El Banco contabiliza sus posiciones activas y pasivas mantenidas en moneda extranjera al tipo de cambio de mercado publicado por Reuters a las 1:30 pm del último día hábil del mes, el cual asciende $ 641,25 por US$ 1 ($ 497,78 por US$ 1 en 2007). Las filiales contabilizan sus posiciones en moneda extranjera al tipo de cambio observado informado por el Banco Central de Chile definido al cierre de las operaciones del último día hábil del mes, el cual asciende $ 636,45 por US$ 1 ($ 496,89 por US$ 1 en 2007).

Considerando que el uso de los tipos de cambio mencionados anteriormente no provoca diferencias significativas, se han mantenido tales criterios en los estados financieros consolidados.

El saldo de MM$ 187.042, correspondiente a la pérdida de cambio neta que se muestra en el estado consolidado de resultados (utilidad de cambio neta MM$ 83.007 en 2007), incluye el reconocimiento de los efectos de la variación del tipo de cambio, de los activos y pasivos en moneda extranjera o reajustables por el tipo de cambio y el resultado realizado por las operaciones de cambio del Banco y filiales. La composición de estas, es detallado en la nota 17 de los presentes estados financieros.

f)       Contratos de leasing:

Las operaciones de leasing financiero consisten en contratos de arriendo con cláusula que otorga al arrendatario una opción de compra del bien arrendado al término del mismo.  Estas operaciones se presentan en el activo netas de los intereses e impuestos no devengados al cierre de cada ejercicio.

g)       Colocaciones por factoring:

Las colocaciones por factoring se valorizan al valor de adquisición de los créditos.  La diferencia de precio generada en la cesión, se devenga en el período de financiamiento.  La responsabilidad por el pago de los créditos es del cedente.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA Nº 1           PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

h)       Instrumentos financieros:

▪	Instrumentos para negociación:

Los instrumentos para negociación corresponden a valores adquiridos con la intención de generar ganancias por la fluctuación de precios en el corto plazo o a través de márgenes en su intermediación, o que están incluidos en un portafolio en el que existe un patrón de toma de utilidades de corto plazo.

Los instrumentos para negociación se encuentran valorados a su valor razonable de acuerdo con los precios de mercado a la fecha de cierre del balance.  Las utilidades o pérdidas provenientes de los ajustes para su valoración a valor razonable, como asimismo los resultados por las actividades de negociación, se incluyen en el rubro “Utilidad neta de operaciones financieras” del Estado de Resultados.  Los intereses y reajustes devengados son informados como “Ingresos por intereses y reajustes” del Estado de Resultados.

La Administración ha clasificado las inversiones mantenidas por Santander S.A. Agentes de Valores como instrumentos de inversión disponible para la venta. Las inversiones de las demás filiales han sido clasificadas como instrumentos para negociación.

Todas las compras y ventas de instrumentos para negociación que deben ser entregados dentro del plazo establecido por las regulaciones o convenciones del mercado, son reconocidos en la fecha de negociación, la cual es la fecha en que se compromete la compra o venta del activo. Cualquier otra compra o venta es tratada como derivado (forward) hasta que ocurra la liquidación.

▪	Instrumentos de inversión:

Los instrumentos de inversión son clasificados en dos categorías: inversiones al vencimiento e instrumentos disponibles para la venta. La categoría de inversiones al vencimiento incluye sólo aquellos instrumentos en que el Banco tiene la capacidad e intención de mantenerlos hasta su fecha de vencimiento. Los demás instrumentos de inversión se consideran como disponibles para la venta.

Los instrumentos de inversión son reconocidos inicialmente al costo, el cual incluye los costos de transacción.

Los instrumentos disponibles para la venta son posteriormente valorados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos. Las utilidades o pérdidas no realizadas originadas por el cambio en su valor razonable son reconocidas con cargo o abono a cuentas patrimoniales. Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulado en patrimonio es traspasado a resultados y se informa bajo “Utilidad neta de operaciones financieras”.

Las inversiones al vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al monto estimado de recuperación.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA Nº 1           PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Los intereses y reajustes de las inversiones al vencimiento y de los Instrumentos disponibles para la venta se incluyen en el rubro “Ingresos por intereses y reajustes”.

Los instrumentos de inversión que son objeto de coberturas contables son ajustados según las reglas de contabilización de coberturas.

Las compras y ventas de instrumentos de inversión que deben ser entregados dentro del plazo establecido por las regulaciones o convenciones del mercado, se reconocen en la fecha de negociación, en la cual se compromete la compra o venta del activo. Las demás compras o ventas se tratan como derivados (forward) hasta su liquidación.

El Banco ha evaluado su cartera clasificada bajo el rubro “Instrumentos de inversión disponibles para la venta” e “Instrumentos de inversión hasta el vencimiento” al 31 de Diciembre de 2008 para verificar si existen indicadores de deterioro, dicha evaluación incluye evaluaciones económicas, rating de crédito de los emisores de deuda y la intención y capacidad de la Administración de mantener estas inversiones hasta el vencimiento.  En base a la evaluación de la Administración, se considera que estas inversiones no presentan evidencia de deterioro.

Al 31 de Diciembre de 2008 y 2007, el Banco y sus filiales no mantienen cartera de “Inversiones al vencimiento”.

i)       Contratos de derivados financieros:

Los contratos de derivados financieros, que incluyen forwards de monedas extranjeras y unidades de fomento, futuros de tasa de interés, swaps de monedas y tasa de interés, opciones de monedas y tasa de interés y otros instrumentos derivados financieros, son reconocidos inicialmente en el balance general a su costo (incluidos los costos de transacción) y posteriormente valorados a su valor razonable. El valor razonable es obtenido de cotizaciones de mercado, modelos de descuento de flujos de caja y modelos de valorización de opciones según corresponda.

Los contratos de derivados se informan como un activo cuando su valor razonable es positivo y como un pasivo cuando éste es negativo, en los rubros “Contratos de derivados financieros”.

Ciertos derivados incorporados en otros instrumentos financieros, son tratados  como derivados separados cuando su riesgo y características no están estrechamente relacionados con las del contrato principal y éste no se registra a su valor razonable con sus utilidades y pérdidas no realizadas incluidas en resultados.

Al momento de suscripción de un contrato de derivado, éste debe ser designado por el Banco como instrumento derivado para negociación o para fines de cobertura contable.

Los cambios en el valor razonable de los contratos de derivados financieros mantenidos para negociación se incluyen en el rubro “Utilidad neta de operaciones financieras”, según corresponda, en el Estado de Resultados.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA Nº 1           PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

Si el instrumento derivado es clasificado para fines de cobertura contable, éste puede ser:  (1) una cobertura del valor razonable de activos o pasivos existentes o compromisos a firme, o bien (2) una cobertura de flujos de caja relacionados a activos o pasivos existentes o transacciones esperadas.  Una relación de cobertura para propósitos de contabilidad de cobertura, debe cumplir todas las condiciones siguientes:  (a) al momento de iniciar la relación de cobertura, se ha documentado formalmente la relación de cobertura; (b) se espera que la cobertura sea altamente efectiva; (c) la eficacia de la cobertura se puede medir de manera razonable y (d) la cobertura es altamente efectiva en relación con el riesgo cubierto, en forma continua a lo largo de toda la relación de cobertura.

Ciertas transacciones con derivados que no clasifican para ser contabilizadas como derivados para cobertura son tratadas e informadas como derivados para negociación, aún cuando proporcionan una cobertura efectiva para la gestión de posiciones de riesgo.  Cuando un derivado cubre la exposición a cambios en el valor razonable de una partida existente del activo o del pasivo, esta última se registra a su valor razonable en relación con el riesgo específico cubierto.  Las utilidades o pérdidas provenientes de la medición a valor razonable, tanto de la partida cubierta como del derivado de cobertura, son reconocidas con efecto en los resultados del ejercicio.

Si el ítem cubierto en una cobertura de valor razonable es un compromiso a firme, los cambios en el valor razonable del compromiso con respecto al riesgo cubierto son registrados como activo o pasivo con efecto en los resultados del ejercicio.  Las utilidades o pérdidas provenientes de la medición a valor razonable del derivado de cobertura, son reconocidas  con efecto en los resultados del ejercicio.  Cuando se adquiere un activo o pasivo como resultado del compromiso, el reconocimiento inicial del activo o pasivo adquirido se ajusta para incorporar el efecto acumulado de la valorización a valor razonable del compromiso a firme que estaba registrado en el balance general.

Cuando un derivado cubre la exposición a cambios en los flujos de caja de activos o pasivos existentes, o transacciones esperadas, la porción efectiva de los cambios en el valor razonable con respecto al riesgo cubierto es registrada en el patrimonio.   Cualquier porción inefectiva se reconoce directamente en los resultados del ejercicio.  Los montos registrados directamente en patrimonio son registrados en resultados en los mismos períodos en que activos o pasivos cubiertos afectan los resultados.

Cuando se realiza una cobertura de valor razonable de tasas de interés para una cartera, y el ítem cubierto es un monto de moneda en vez de activos o pasivos individualizados, las utilidades  o pérdidas provenientes de la medición a valor razonable, tanto de la cartera cubierta como del derivado de cobertura, son reconocidas con efecto en los resultados del ejercicio, pero la medición a valor razonable de la cartera cubierta se presenta en el balance bajo Otros activos u Otros pasivos, según cual sea la posición de la cartera cubierta en un momento del tiempo.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA Nº 1           PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

j)       Activo fijo físico:

El activo fijo se presenta valorizado al costo corregido monetariamente y neto de depreciaciones calculadas linealmente sobre la base de los años de vida útil de los respectivos bienes.

k)       Inversiones en sociedades:

Las acciones o derechos en sociedades en las cuales la Institución tiene una participación igual o superior al 10% o pueda elegir o designar a lo menos un miembro en su Directorio o Administración, se encuentran registradas en el activo a su Valor Patrimonial Proporcional (V.P.P.).

l)       Provisiones por activos riesgosos:

Las provisiones exigidas para cubrir los riesgos de pérdida  de los activos han sido constituidas de acuerdo con las normas impartidas por la Superintendencia de Bancos e Instituciones Financieras. Los activos en general se presentan netos de tales provisiones.

Las filiales han constituido provisiones de acuerdo con las normas específicas que le sean aplicables y a un análisis crítico de los activos riesgosos.

m)           Impuestos diferidos:

Los efectos de impuestos diferidos por las diferencias temporales entre el Balance Tributario y el Balance Financiero, se registran sobre base devengada según el Boletín Técnico N° 60, del Colegio de Contadores de Chile A.G. y sus complementos y con instrucciones de la Superintendencia de Bancos e Instituciones Financieras, de acuerdo con el Boletín Técnico N° 71 del Colegio de Contadores de Chile A.G., los impuestos diferidos se contabilizan aplicando la tasa de impuesto a la renta del año en que se reversará la correspondiente diferencia temporaria que le dio origen.

n)       Vacaciones del  personal:

El costo anual de vacaciones y los beneficios del personal se reconoce sobre base devengada.

ñ)       Ingresos y gastos asociados a operaciones de crédito y prestaciones de servicios:

Los ingresos y gastos asociados a colocaciones, así como las comisiones por servicios prestados se reconocen en resultados de acuerdo al período de vigencia de las operaciones de crédito y al período en que se prestan los servicios.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA Nº 1            PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación:

o)       Costo de desarrollo de sistemas:

Los costos de desarrollo de sistemas computacionales o de nuevas funcionalidades de sistemas existentes, son activados y amortizados en un plazo máximo de 3 años a partir de su puesta en producción.

p)       Bienes recibidos o adjudicados en pago:

Los bienes recibidos en pago de operaciones se presentan a su valor de incorporación corregido monetariamente de acuerdo a las normas de la Superintendencia de Bancos e Instituciones Financieras, menos las eventuales provisiones constituidas cuando su valor de realización (tasación) sea menor a su valor inicial (incluyendo eventuales adiciones y sus respectivas correcciones monetarias).
Aquellos bienes que no sean vendidos dentro de un año a partir de su fecha de adjudicación, son castigados inmediatamente.

q)       Efectivo y efectivo equivalente:

Para efectos de la preparación del Estado Consolidado de Flujos de Efectivo, el Banco y sus filiales han considerado como efectivo y efectivo equivalente, los saldos de efectivo y depósitos en Banco más el saldo neto de operaciones con liquidación en curso. El detalle de los saldos incluidos bajo efectivo y equivalente de efectivo, y su conciliación con el estado de flujo de efectivo al cierre del ejercicio, se presenta en la nota N° 4 de los presentes estados financieros.

r)       Provisión Dividendos Mínimos:

Al 31 de Diciembre de 2008, el Banco reconoce en el pasivo la parte de las utilidades del ejercicio que corresponde repartir en cumplimiento con la Ley de Sociedades Anónimas o de acuerdo a su política de dividendos, la cual establece que al menos se distribuirá el 30% del resultado neto del ejercicio.

s)       Uso de estimaciones:

La preparación de los estados financieros requiere que la administración efectúe algunas estimaciones y supuestos que afectan los saldos informados de activos y pasivos, las revelaciones de contingencias respecto de activos y pasivos a la fecha de los estados financieros, así como los ingresos y gastos durante el periodo. Los resultados reales pueden diferir de estas estimaciones.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA Nº 2       CAMBIOS CONTABLES:

La Superintendencia de Bancos e Instituciones Financieras (“SBIF”) en conjunto con otras superintendencias y otros organismos reguladores en Chile acordaron un plan de convergencia a Normas Internaciones de Información Financiera (“NIIF”) con el propósito de internacionalizar los modelos de reporte financiero para compañías públicas en Chile. En el marco del plan estratégico, la SBIF, a través de su Circular N° 3.410 del 9 de noviembre de 2007, complementada posteriormente por la Circular N° 3.443 del 21 de agosto de 2008, dio a conocer el nuevo “Compendio de Normas Contables”, que contienen los nuevos estándares de contabilidad y reporte para la industria financiera que se aplicarán a contar del 1° de enero de 2009, considerando las normas de carácter transitorio establecidas en el Capítulo E de dicho compendio. Los principales impactos que se originan a partir de la aplicación de estos nuevos criterios contables, se describen a continuación:

a)         Cambios contables efectuados durante el ejercicio 2008:

La Circular N° 3.443 de la SBIF, modificó las disposiciones transitorias contenidas en el Capítulo E del “Compendio de Normas Contables”, requiriendo para el 2008 la aplicación de los nuevos formatos de presentación de estados financieros, los cuales establecen los criterios generales de presentación y revelaciones aplicables a los estados financieros anuales y modificó la definición de “Efectivo y Efectivo Equivalente”. Para efectos comparativos, los saldos al 31 de Diciembre de 2007, han sido reagrupados y reclasificados, pero no ajustados, y por lo tanto, los estados financieros que se presentan para ese período difieren, en términos de su presentación, de aquellos reportados el año anterior.

Además, de acuerdo con la misma normativa señalada, se instruyó la aplicación del nuevo criterio de provisión para dividendos mínimos a contar de 2008, el cual consiste en reflejar en el pasivo la parte de las utilidades del período que corresponde repartir en cumplimiento con la Ley de Sociedades Anónimas o de acuerdo con sus políticas de dividendos. Hasta el ejercicio 2007, los dividendos se reflejaban como pasivo a la fecha del acuerdo de la correspondiente Junta General Ordinaria de Accionistas. El mencionado cambio de criterio no tuvo efecto en los resultados del Banco sin embargo, la aplicación de este mecanismo generó una reclasificación de cuentas patrimoniales con efecto retroactivo al 1° de enero de 2008, correspondiente a los dividendos sobre las utilidades de 2007.

b)         Normas que aplicarán a partir del ejercicio 2009:

Adicionalmente, en el mencionado Compendio de Normas se estableció que, a partir del 1° de enero de 2009, los bancos deberán comenzar con la aplicación de los nuevos criterios contables establecidos por la SBIF. Por disposiciones legales, los bancos deben utilizar los criterios contables dispuestos por la SBIF y en todo aquello que no sea tratado por ella ni se contraponga con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile A.G., coincidentes con los estándares internacionales de contabilidad e información financiera acordados por el International Accounting Standards Board (IASB). En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (“Compendio de Normas Contables”), primarán estas últimas.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA Nº 2       CAMBIOS CONTABLES, continuación:

Bajo la nueva norma contable, los estados financieros consolidados del Banco para 2009, deberán incluir necesariamente, para propósitos comparativos, un balance consolidado al día 31 de Diciembre de 2008, y un estado consolidado de resultados por el año terminado en esa fecha, preparado de acuerdo a los nuevos criterios contables, los cuales diferirán de los aquí presentados. Producto de la aplicación de estos nuevos criterios contables, se originarán ajustes sobre los saldos de las cuentas patrimoniales del Banco al 1° de enero de 2009, como también, se afectará la determinación de los resultados para los ejercicios futuros.

Como resultado de lo anterior, el Banco estableció un plan en ejecución para la transición a las nuevas normas contables que incluye, entre otros aspectos, el análisis de las diferencias de criterios contables, la selección de los criterios contables a aplicar en los casos en los que se permiten tratamientos alternativos y la evaluación de las modificaciones de procedimientos y sistemas de información.

A la fecha de los presentes estados financieros consolidados, el Banco se encuentra en proceso de elaboración de la información que permita estimar, con razonable objetividad, en qué medida el balance general y el estado de resultados de 2008, diferirán de los que se elaboren por la aplicación de los criterios contables contenidos en el Compendio de Normas Contables vigente al 31 de Diciembre de 2009 para su inclusión en los estados financieros correspondientes al año 2009.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 3       HECHOS RELEVANTES:

Al 31 de Diciembre de 2008, se han registrado los siguientes hechos relevantes que han influido en las operaciones de Banco o en los estados financieros:

a)       Directorio:

En Junta General Ordinaria de Accionistas celebrada el 22 de Abril de 2008 se eligieron los directores por un periodo de tres años. El Directorio quedó integrado por Mauricio Larraín Garcés (Presidente), Marcial Portela Álvarez (Primer Vicepresidente), Carlos Olivos Marchant (Segundo Vicepresidente), Víctor Arbulú Crousillat, Claudia Bobadilla Ferrer, Marco Colodro Hadjes, Juan Manuel Hoyos Martínez de Irujo, Roberto Méndez Torres, Benigno Rodríguez Rodríguez, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Raimundo Monge Zegers (Director Suplente) y Jesús María Zabalza Lotina (Director Suplente ).

En sesión extraordinaria de Directorio celebrada el 24 de junio de 2008 se aceptó la renuncia de don Benigno Rodríguez Rodríguez a su cargo de Director Titular del Banco nombrándose en su reemplazo al señor Vittorio Corbo Lioi.

En sesión extraordinaria de Directorio celebrada el 28 de Octubre de 2008 don Marcial Portela Alvarez presentó su renuncia al cargo de Director Titular y Primer Vicepresidente designándose en dichos cargos a el señor Jesús María Zabalza Lotina.

b)	Colocación de bonos:

Durante el año 2008 el Banco colocó Bonos por un monto de UF 16.371.000. Los cuales corresponden a Bonos Bancarios y Bonos Subordinados por un monto ascendente a UF 12.621.000 y UF 3.750.000 respectivamente, de acuerdo al siguiente detalle:

Bonos Bancarios

Serie	Monto			Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
Y	UF	4.000.000		6 años	3,50% anual simple	03/12/2007	03/12/2013
Y1	UF	3.000.000		5 años	3,50% anual simple	01/02/2008	01/02/2013
Y2	UF	3.000.000		25 años	No contempla pago de intereses	01/02/2008	01/02/2033
Y3	UF	2.000.000		10 años	3,80% anual simple	01/02/2008	01/02/2018
F2	UF	621.000	(*)	9 años	4,20% anual simple	01/09/2008	01/09/2017
	UF	12.621.000

Bonos Subordinados

Serie	Monto			Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento
G1	UF	3.000.000		25 años	3,90% anual simple	02/05/2008	02/05/2033
G2	UF	750.000	(*)	30 años	4,80% anual simple	01/09/2008	01/03/2038
	UF	3.750.000

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 3       HECHOS RELEVANTES, continuación:

(*)
Con fecha 01 de Septiembre de 2008 se inscribió en el registro de valores de la SBIF, una línea de bonos bancarios y una línea de bonos subordinados por UF 3.000.000 c/u, series F2 y G2 a 9 y a 30 años plazo respectivamente. Estos bonos no se han terminado de colocar completamente, así el Bono F2 posee un valor nominal de UF 2.379.000 sin colocar al cierre del año 2008, mientras que el Bono G2 posee un valor nominal sin colocar de UF 2.250.000 al cierre del año 2008.

c)         Fusión de sociedades relacionadas:

Conforme a lo establecido en los artículos 9 y 10 de la Ley 18.045 y a lo dispuesto en el Capítulo 18-10 de la Recopilación Actualizada de Normas de la Superintendencia de Bancos e Instituciones Financieras, en Junta General Extraordinaria de Accionistas de la sociedad filial Santander Corredora de Seguros S.A., celebrada el 1 de octubre de 2008, se aprobó la fusión por incorporación de la sociedad filial Santander Corredora de Seguros Limitada en Santander Corredora de Seguros S.A. (ex Santander Leasing S.A.) Dicha fusión tuvo efecto y vigencia a partir del 1° de enero de 2008.

Con ocasión de la referida fusión Santander Corredora de Seguros S.A. pasó a ser continuadora legal de Santander Corredora de Seguros Limitada.

No se produjeron efectos contables para Banco Santander Chile producto de la fusión de sus filiales Santander Corredora de Seguros S.A. y Santander Corredora de Seguros Limitada.

d)         Cambios de Razón Social:

•
Durante el año 2008 Santander Leasing S.A cambió su razón social, pasando a ser Santander Corredores de Seguros S.A. Tal como se comenta en la letra c) anterior, posterior a su fusión con Santander Corredora de Seguros Limitada, Santander Corredora de Seguros S.A. cambia nuevamente su razón social, pasando definitivamente a denominarse Santander Corredora de Seguros Limitada.

•	Durante el año 2008, Santander Investment S.A. Corredores de Bolsa cambió su razón social, pasando ahora a denominarse Santander S.A. Corredores de Bolsa.

e)         Venta de Acciones:

Con fecha 14 de Enero de 2008 Santander S.A. Corredores de Bolsa realiza la venta de una acción de la Bolsa de Comercio de Santiago, al momento de la venta su valor contable era de MM$ 341, su precio de venta fue MM$ 1.315, generando una Utilidad por Venta de MM$ 974, incluída en el rubro otros ingresos operacionales.

Con fecha 12 de Marzo de 2008 Visa Inc. cede a Banco Santander Chile un total de 312.379 acciones clase C serie 1, valorizadas en moneda local a $1. Con fecha 28 de Marzo de 2008 se vende el 56,19% del total de acciones, correspondiente a 175.512 acciones, a un precio por acción de $ 19.190 generando un resultado por venta de MM$ 3.368, incluída en el rubro otros ingresos operacionales.

Con fecha 18 de Agosto de 2008 se vendieron 36 acciones SWIFT. Al momento de la venta su valor contable era de MM$ 45, su precio de venta por MM$51, generando una Utilidad por venta de MM$ 6, incluída en el rubro otros ingresos operacionales.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 4       EFECTIVO Y EQUIVALENTE DE EFECTIVO

a)          El detalle de los saldos incluidos bajo efectivo y equivalente de efectivo es el siguiente:

	Al 31 Diciembre de,
	2008	2007
	MM$	MM$
Efectivo y depósitos en bancos
Efectivo	337.059	325.754
Depósitos en el banco Central de Chile	189.183	52.280
Depósitos banco nacionales	751	828
Depósitos en el exterior	327.845	828.123
Subtotales – Efectivo y depósitos en bancos	854.838	1.206.985

Operaciones con liquidación en curso netas	192.853	197.114

Total efectivo y equivalente de efectivo	1.047.691	1.404.099

El nivel de los fondos en efectivo y en el Banco Central de Chile responde a regulaciones sobre encaje que el Banco debe mantener como promedio en períodos mensuales.

b)	Operaciones con liquidación en curso

Las operaciones con liquidación en curso corresponden a transacciones en que sólo resta la liquidación que aumentará o disminuirá los fondos en el Banco Central de Chile o en bancos del exterior, normalmente dentro de las próximas 24 a 48 hrs. hábiles siguientes al cierre de cada ejercicio. Estas operaciones se presentan de acuerdo al siguiente detalle:

	Al 31 Diciembre de,
	2008	2007
	MM$	MM$
Activos
Documentos a cargo de otros bancos (canje )	214.929	199.475
Fondos por recibir	120.476	144.879
Subtotales – Activos	335.405	344.354
Pasivos
Fondos por entregar	142.552	147.240
Subtotales – Pasivos	142.552	147.240

Operación con liquidación en curso Netas	192.853	197.114

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 5      INSTRUMENTOS PARA NEGOCIACION:

El detalle de los instrumentos designados como instrumentos financieros para negociación es el siguiente:

	Al 31 Diciembre de,
	2008	2007
	MM$	MM$
Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	786.263	601.212
Pagarés del Banco Central de Chile	218.355	274.357
Otros instrumentos del Estado y del Banco Central de Chile	71.739	127.663
Subtotales	1.076.357	1.003.232

Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	-	10.932
Letras hipotecarias de bancos del país	2.787	35.621
Bonos de bancos del país	3.030	8.430
Bonos de otras empresas del país	24.833	12.567
Otros instrumentos emitidos en el país	-	16.706
Subtotales	30.650	84.256

Instrumentos de instituciones extranjeras:
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos del exterior	-	7.543
Subtotales	-	7.543

Inversiones en fondos mutuos:
Fondos administrados por entidades relacionadas	54.624	91.874
Fondos administrados por terceros	-	-
Subtotales	54.624	91.874

Totales	1.161.631	1.186.905

Al 31 de Diciembre de 2007 bajo instrumentos del Estado y del Banco Central de Chile se incluyen instrumentos vendidos con pactos de retrocompra a clientes e instituciones financieras por un monto de MM$ 81.623. Al 31 de Diciembre de 2008 no existen instrumentos bajo esta modalidad.

Al 31 de Diciembre de 2008 y 2007 bajo instrumentos de otras instituciones nacionales y extranjera se incluyen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras por un monto de MM$ 971 y MM$ 3.012, respectivamente.

Los pactos de retrocompra tienen un vencimiento promedio de 27 días al cierre del ejercicio (28 días en 2007).

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA Nº 6       CONTRATO DE DERIVADOS FINANCIEROS:

El Banco utiliza los siguientes instrumentos derivados para propósitos de cobertura contable y negociación al 31 de Diciembre de 2008.

		Monto nocional del contrato con vencimiento final			Valor Razonable
		hasta 3 meses	más de 3 meses a un año	más de un año	Activos	Pasivos
		MM$	MM$	MM$	MM$	MM$
Derivados mantenidos para cobertura contable	Cobertura de flujo (F) o valor Razonable (VR)

Forwards de monedas	( )	-	-	-	-	-
Swaps de tasas de interés	(VR)	-	-	45.849	1.234	1.332
Swaps de monedas	( )	-	-	-	-	-
Swaps de monedas y tasas	(VR)	-	-	359.100	106.335	-
Swaps de monedas y tasas	(F)	51.300	573.598	128.250	73.036	151
Opciones call de tasas	( )	-	-	-	-	-
Opciones put de monedas	( )	-	-	-	-	-
Opciones put de tasas	( )	-	-	-	-	-
Futuros de tasas de interés	( )	-	-	-	-	-
Otros derivados		-	-	-	-	-
Total activos/(pasivos) por derivados mantenidos para cobertura		51.300	573.598	533.199	180.605	1.483

Derivados mantenidos para negociación
Forwards de monedas		5.643.973	2.983.543	438.347	600.199	302.479
Swaps de tasas de interés		3.865.373	4.635.536	9.922.492	239.867	362.813
Swaps de monedas		-	-	-	-	-
Swaps de monedas y tasas		619.041	1.634.073	9.281.020	803.199	780.614
Opciones call de monedas		225.936	157.871	1.347	21.901	18.126
Opciones call de tasas		-	128.250	-	-	45
Opciones put de monedas		195.792	138.795	1.347	657	4.164
Opciones put de tasas		-	64.125	-	-	-
Futuros de tasas de interés		-	-	-	-	-
Otros derivados		15.016	-	-	81	-
Total activos/(pasivos) por derivados mantenidos para negociación		10.565.131	9.742.193	19.644.553	1.665.904	1.468.241

Total activos/(pasivos) por derivados financieros		10.616.431	10.315.791	20.177.752	1.846.509	1.469.724

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 6       CONTRATO DE DERIVADOS FINANCIEROS, continuación:

El Banco utiliza los siguientes instrumentos derivados para propósitos de cobertura contable y negociación al 31 de Diciembre de 2007:

		Monto nocional del contrato con vencimiento final			Valor Razonable
		hasta 3 meses	más de 3 meses a un año	más de un año	Activos	Pasivos
		MM$	MM$	MM$	MM$	MM$
Derivados mantenidos para cobertura contable	Cobertura de flujo (F) o valor Razonable (VR)

Forwards de monedas	( )	-	-	-	-	-
Swaps de tasas de interés	(VR)	-	-	131.985	4.237	546
Swaps de monedas	( )	-	-	-	-	-
Swaps de monedas y tasas	(VR)	-	-	303.538	-	10.068
Swaps de monedas y tasas	(F)	-	-	523.062	-	60.075
Opciones call de tasas	( )	-	-	-	-	-
Opciones put de monedas	( )	-	-	-	-	-
Opciones put de tasas	( )	-	-	-	-	-
Futuros de tasas de interés	( )	-	-	-	-	-
Otros derivados		-	-	-	-	-
Total activos/(pasivos) por derivados mantenidos para cobertura		-	-	958.585	4.237	70.689

Derivados mantenidos para negociación

Forwards de monedas		6.290.081	4.288.887	855.702	121.609	174.191
Swaps de tasas de interés		2.107.282	3.543.727	9.537.991	94.207	173.294
Swaps de monedas		-	-	-	-	-
Swaps de monedas y tasas		145.573	501.876	7.140.415	627.767	427.215
Opciones call de monedas		70.507	32.349	702	286	318
Opciones call de tasas		-	-	81.305	1	-
Opciones put de monedas		173.985	39.779	-	1.635	1.277
Opciones put de tasas		-	-	82.394	-	10
Futuros de tasas de interés		-	-	-	-	-
Otros derivados		213.828	3.205	-	444	407
Total activos/(pasivos) por derivados mantenidos para negociación		9.001.256	8.409.823	17.698.509	845.949	776.712

Total activos/(pasivos) por derivados financieros		9.001.256	8.409.823	18.657.094	850.186	847.401

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 7       INSTRUMENTOS FINANCIEROS DE INVERSION

a)	Instrumentos financieros de inversión disponible para la venta

El detalle de los instrumentos que el Banco ha designado como inversiones disponibles para la venta y como inversiones al vencimiento es el siguiente:

	Al 31 de Diciembre de,
	2008	2007
	MM$	MM$
Instrumentos del Estado y del Banco Central de Chile:
Bonos del Banco Central de Chile	690.123	307.682
Pagarés del Banco Central de Chile	49.204	59.132
Otros instrumentos del Estado y del Banco Central de Chile	93.128	118.901
Subtotales	832.455	485.715

Instrumentos de otras instituciones nacionales:
Pagarés de depósitos en bancos del país	1.305	-
Letras hipotecarias de bancos del país	284.033	297.281
Bonos de bancos del país	-	-
Bonos de empresas del país	13.522	-
Instrumentos de gobierno o bancos centrales del exterior	-	65.949
Otros instrumentos del exterior	448.925	-
Subtotales	747.785	363.230

Totales	1.580.240	848.945

Al 31 de Diciembre de 2008 y 2007, bajo Instrumentos del Estado y del Banco Central de Chile se incluyen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras, por un monto de MM$120.648 y MM$ 64.091, respectivamente.

Al 31 de Diciembre de 2008 y 2007 la cartera de instrumentos disponibles para la venta incluye una pérdida neta no realizada de MM$ 20.019 y MM$ 6.040 respectivamente, registrada como ajustes de valoración en el patrimonio. Dicha pérdida representó un efecto en el patrimonio atribuible a tenedores de MM$ 19.972, mientras que el efecto en el Interés Minoritario ascendió a MM$ 47. En el año 2007, no hubo efectos en el Interés Minoritario, ya que las sociedades filiales no mantenían posiciones disponibles para la venta.

b)	Instrumento de inversión hasta el vencimiento

Al 31 de Diciembre de 2008, el Banco no mantiene inversiones a vencimiento.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 8       INVERSIONES EN SOCIEDADES

El Balance presenta inversiones en sociedades por MM$ 6.990 (MM$ 7.399 en 2007) según el siguiente detalle:

					Inversión
	Participación
	de la Institución		Patrimonio de la Sociedad		Valor de la Inversión		Resultados
	2008	2007	2008	2007	2008	2007	2008	2007
Sociedad	%	%	MM$	MM$	MM$	MM$	MM$	MM$

Centro de Compensación Automatizado	33,33	33,33	921	897	307	299	28	41

Redbanc S.A.	33,42	33,42	4.530	4.289	1.515	1.434	145	218

Transbank S.A.	32,71	32,71	6.794	6.153	2.223	2.013	517	310

Soc. Interb. de Depósito de Valores S.A.	29,28	29,28	1.454	1.333	426	390	75	76

Sociedad Nexus S.A.	12,90	12,90	4.916	5.095	634	657	104	127

Adm. Financiero Transantiago (3)	20,00	20,00	2.843	4.468	568	894	(284)	(2.728)

Cámara Compensación de Alto Valor S.A.	11,52	11,52	3.727	3.959	429	456	66	53

Subtotales					6.102	6.143	651	(1.903)

Acciones o derechos en otras sociedades:

Bladex					148	149	-	-

Bolsas de Comercio (1) (4)					385	723	112	318

Accs Mastercard (5)					90	90	-	-

Otras (2)					265	294	88	147

Totales					6.990	7.399	851	(1.438)

(1)
Con fecha 14 Enero de 2008 la filial Santander S.A. Corredores de Bolsa realiza la venta de una acción de la Bolsa de Comercio de Santiago, al momento de la venta su valor contable era de MM$ 341, su precio de venta fue de MM$ 1.315, generando una utilidad en venta en participación en otras sociedades de MM$ 974.

(2)
Con fecha 18 Agosto de 2008 se venden 36 acciones SWIFT. Al momento de la venta su valor contable era de MM$ 45, su precio de venta fue de  MM$ 51, una utilidad en venta en participación en otras sociedades de MM$ 6.

Con fecha 12 de Marzo de 2008 Visa Inc. cede a Banco Santander Chile un total de 312.379 acciones clase C serie 1, valorizadas en moneda local a $1. Con fecha 28 de Marzo de 2008 se vende el 56,19% del total de acciones, correspondiente a 175.512 acciones, a un precio por acción de $ 19.190 generando una utilidad en venta en participación en otras sociedades de MM$ 3.368.

(3)
El 21 de Diciembre de 2007, mediante Junta General Extraordinaria de Accionistas de la sociedad Administrador Financiero Transantiago S.A. se acordó la capitalización de los créditos en cuenta corriente mercantil que mantenían en dicha sociedad sus accionistas, por un total de MM$ 11.107. Banco Santander Chile posee el 20% de dicha sociedad, por lo que su aporte ascendió a MM$ 2.221.

(4)	En el mes de Agosto 2007, Santander S.A. Corredores de Bolsa, vendió una acción de la Bolsa de Comercio de Santiago. El precio de venta fue de MM$ 1.215 y la utilidad ascendió a MM$ 826.

(5)
En noviembre de 2007 se vendieron 17.000 acciones de la sociedad Mastercard, lo que significó una utilidad de MM$ 1.439 los cuales se presentan en el rubro ingresos no operacionales del estado de resultados.

Durante el ejercicio 2008, el Banco percibió como dividendo de sus Sociedades relacionadas MM$ 638 (MM$ 748 en 2007).

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 9       OTROS ACTIVOS Y OTROS PASIVOS.

a)         OTROS ACTIVOS

La composición del rubro es la siguiente:	Al 31 de Diciembre de,
	2008	2007
	MM$	MM$

Activos para leasing (*)	101.952	64.870

Bienes recibidos en pago o adjudicados (**)
Bienes recibidos en pago	6.138	1.160
Bienes adjudicados en remate judicial	14.280	9.972
Provisiones por bienes recibidos en pago o adjudicados	(1.020)	(1.558)
Subtotales	19.398	9.574
Otros activos
Depósitos de dinero en garantía	157.819	206.348
IVA crédito fiscal	7.104	7.793
Impuesto a la renta por recuperar	10.811	8.001
Gastos pagados por anticipado	25.305	30.191
Bienes recuperados de leasing para la venta	1.326	3.181
Cuentas y documentos por cobrar	81.241	46.900
Documentos por cobrar por intermediación Corredora y operaciones simultaneas	74.875	91.477
Otros activos	40.517	47.903
Subtotales	398.998	441.794

Totales	520.348	516.238

(*)	Corresponden a los activos disponibles para ser entregados bajo la modalidad de arrendamiento financiero.

(**)
Los bienes recibidos en pago, corresponden a bienes recibidos como pago de deudas vencidas de los clientes. El conjunto de bienes que se mantengan adquiridos en esta forma no debe superar en ningún momento el 20% del patrimonio efectivo del Banco. Estos activos representan actualmente un 0,38% (0,07% en 2007) del patrimonio efectivo del Banco.

Los bienes adjudicados en remate judicial, corresponden a bienes que han sido adquiridos en remate judicial en pago de deudas previamente contraídas con el Banco. Los bienes adquiridos en remate judicial no quedan sujetos al margen anteriormente comentado. Estos inmuebles son activos disponibles para la venta. Para la mayoría de los activos, se espera completar la venta en el plazo de un año contado desde la fecha en el que el activo se recibe o adquiere. En caso que dicho bien no sea vendido dentro del transcurso de un año, éste debe ser castigado.

Adicionalmente, se registra una provisión por la diferencia entre el valor de adjudicación inicial más sus adiciones y sus correcciones monetarias cuando corresponda y su valor estimado de realización (tasación), cuando el primero sea mayor.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 9       OTROS ACTIVOS Y OTROS PASIVOS, continuación:

b)          OTROS PASIVOS

La composición del rubro es la siguiente:	Al 31 de Diciembre de,
	2008	2007
	MM$	MM$

Cuentas y documentos por pagar	73.596	80.532
Ingresos percibidos por adelantado	4.669	7.009
Garantías por operaciones threshold	177.017	16.538
Documentos por cobrar por intermediación y operaciones simultáneas	11.192	12.737
Otros pasivos	25.708	10.257
Totales	292.182	127.073

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 10     PROVISIONES:

En esta nota se proporcionará la siguiente información mínima de la forma que se indica:

a)	Provisiones por riesgo de crédito.

El resultado correspondiente a las provisiones por riesgo de crédito que se muestra en el Estado de Resultados se explica como sigue:

	Al 31 de Diciembre de 2008
		Créditos y cuentas por cobrar a clientes
	Adeudado por bancos	Colocaciones comerciales	Colocaciones para vivienda	Colocaciones de consumo	Créditos contingentes	TOTAL
	MM$	MM$	MM$	MM$	MM$	MM$
Constitución de provisiones:
- Provisiones individuales	(35)	(32.284)	-	-	(358)	(32.677)
- Provisiones grupales	-	(39.721)	(8.245)	(251.068)	(49)	(299.083)
Resultado por constitución de provisiones	(35)	(72.005)	(8.245)	(251.068)	(407)	(331.761)

Liberación de provisiones:
- Provisiones individuales	-	2.725	-	-	-	2.725
- Provisiones grupales	-	2.046	685	2.457	-	5.188
Resultado por liberación de provisiones	-	4.771	685	2.457	-	7.913

Recuperación de activos castigados	-	9.244	1.932	26.718	-	37.894

Resultado neto	(35)	(57.990)	(5.628)	(221.893)	(407)	(285.953)

	Al 31 de Diciembre de 2007
		Créditos y cuentas por cobrar a clientes
	Adeudado por bancos	Colocaciones comerciales	Colocaciones para vivienda	Colocaciones de consumo	Créditos contingentes	TOTAL
	MM$	MM$	MM$	MM$	MM$	MM$
Constitución de provisiones:
- Provisiones individuales	-	(52.329)	-	-	(135)	(52.464)
- Provisiones grupales	-	(62.471)	(10.054)	(234.521)	(444)	(307.490)
Resultado por constitución de provisiones	-	(114.800)	(10.054)	(234.521)	(579)	(359.954)

Liberación de provisiones:
- Provisiones individuales	-	26.060	-	-	-	26.060
- Provisiones grupales	-	9.195	1.486	13.874	-	24.555
Resultado por liberación de provisiones	-	35.255	1.486	13.874	-	50.615

Recuperación de activos castigados	-	31.600	4.691	48.381	-	84.672

Resultado neto	-	(47.945)	(3.877)	(172.266)	(579)	(224.667)

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 10     PROVISIONES, Continuación:

Las provisiones para créditos contingentes corresponden a las operaciones indicadas en la Nota 15

Al cierre de los ejercicios las provisiones por riesgo de crédito, cubren los activos correspondientes a las siguientes colocaciones:

	Al 31 de Diciembre de 2008
	Activos antes de Provisiones	Provisiones Constituidas	Activo Neto
	MM$	MM$	MM$
Crédito y cuentas por cobrar a clientes
Colocaciones comerciales	8.374.498	(125.115)	8.249.383
Colocaciones para vivienda	3.981.346	(12.871)	3.968.475
Colocaciones de consumo	2.248.996	(147.484)	2.101.512
Totales	14.604.840	(285.470)	14.319.370
Adeudado por bancos	95.534	(35)	95.499

	Al 31 de Diciembre de 2007
	Activos antes de Provisiones	Provisiones Constituidas	Activo Neto
	MM$	MM$	MM$
Crédito y cuentas por cobrar a clientes
Colocaciones comerciales	7.437.607	(93.050)	7.344.557
Colocaciones para vivienda	3.642.908	(10.180)	3.632.728
Colocaciones de consumo	2.267.719	(147.657)	2.120.062
Totales	13.348.234	(250.887)	13.097.347
Adeudado por bancos	50.047	-	50.047

b)	Otras Provisiones.

Las Provisiones que se muestran en el pasivo corresponden a las siguientes:

	Al 31 de Diciembre de,
	2008	2007
	MM$	MM$

Provisiones para beneficios y remuneraciones	34.427	30.069
Provisiones para dividendos mínimos (*)	98.444	-
Provisiones por riesgo de créditos contingentes	2.769	2.571
Provisiones por otras eventualidades	26.525	17.859
Total Provisiones	162.165	50.499

(*)	Tal como se señala en la nota Nº 2 letra a), la provisión por dividendos mínimos comenzó a registrarse a partir del 01 de Enero de 2008.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 11     IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS:

a)	Impuestos Corrientes

El Banco al cierre de cada ejercicio ha constituido la Provisión de Impuesto a la Renta de Primera Categoría, la cual se determinó en base de las disposiciones legales tributarias vigentes y se ha reflejado el activo o pasivo correspondiente por MM$ 18.126 en el año 2008 (MM$ 15.205 en 2007). Dicha provisión se presenta neta de los impuestos por recuperar, según se detalla a continuación:

	Al 31 de Diciembre de,
	2008	2007
	MM$	MM$
Impuesto a la renta , tasa de impuesto 17%	65.722	72.382
Menos:
Pagos Provisionales Mensuales	(75.663)	(66.190)
PPM por pérdidas acumuladas Artículo N°31 inciso 3	-	(14)
Crédito por gastos por capacitación	(1.019)	(42)
Otros	(7.166)	9.069
Total Impuesto por pagar / (recuperar)	(18.126)	15.205

b)	Resultado por Impuestos

El efecto del gasto tributario durante los períodos comprendidos entre el 1 de enero y el 31 de Diciembre de 2008 y 2007, se compone de los siguientes conceptos:

	Al 31 de Diciembre de,
	2008	2007
	MM$	MM$
Gastos por impuesto a la renta:
Impuesto año corriente	65.722	72.382

Abono (cargo) por impuestos diferidos:
Originación y reverso de diferencias temporarias	3.943	(12.508)
Beneficio fiscal ejercicios anteriores	(3.367)	-
Subtotales	66.298	59.874

Impuesto por gastos rechazados Artículo N°21	221	375
Otros	(2.791)	(174)
Cargo (abono) neto a resultados por impuesto a la renta	63.728	60.075

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA Nº 11     IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

c)	Reconciliación de la Tasa de Impuesto Efectiva

A continuación se indica la conciliación entre la tasa de impuesto a la renta y la tasa efectiva aplicada en la determinación del gasto por impuesto al 31 de Diciembre de 2008 y 2007.

	2008		2007
	Tasa de impuesto	Monto	Tasa de Impuesto	Monto
	%	MM$	%	MM$
Utilidad antes de impuesto	17,00%	67.107	17,00%	67.728
Diferencias permanentes	(1,01)%	(3.985)	(1,24)%	(4.932)
Agregados o deducciones	-	-	-	-
Impuesto único (gastos rechazados)	0,06%	221	(0,09)%	375
Otros	0,10%	385	(0,78)%	(3.096)
Tasa efectiva y gasto por impuesto a la renta.	16,15%	63.728	15,07%	60.075

La tasa efectiva para impuesto a la renta para el año 2008 y 2007 es 16,15% y 15,07%, respectivamente.

d)	Efecto de Impuestos Diferidos en Patrimonio

A continuación se presenta el resumen del efecto de Impuesto Diferido en Patrimonio de forma separada mostrando los saldos correspondientes al Activo y Pasivo durante los períodos comprendidos entre el 1 de enero y el 31 de Diciembre de 2008 y 2007, se compone por los siguientes conceptos:

	Al 31 de Diciembre de
	2008	2007
	MM$	MM$
ACTIVOS POR IMPUESTOS DIFERIDOS
Inversiones disponibles para la venta	3.403	1.086
Cobertura de flujo de efectivo	-	1.026
Total activos por Impuestos diferidos con efecto en patrimonio	3.403	2.112

PASIVOS POR IMPUESTOS DIFERIDOS
Cobertura de flujo de efectivo	(1.848)	-
Total pasivos por Impuesto diferidos con efecto en patrimonio	(1.848)	-

Saldo Neto Impuesto diferido en patrimonio	1.555	2.112

Impuesto diferido en patrimonio de cargo de tenedores	1.547	2.112
Impuesto diferido en patrimonio de cargo de interés minoritario	8	-

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA Nº 11     IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación:

e)	Efecto de impuestos diferidos en Resultado

Durante los años 2008 y 2007, el Banco ha registrado en sus estados financieros los efectos de los impuestos diferidos de acuerdo al Boletín Técnico del Colegio de Contadores de Chile AG.

A continuación se presentan los efectos por impuestos diferidos en el activo, pasivo, y resultados asignados por diferencias temporarias:

	Al 31 de Diciembre de,
	2008	2007
	MM$	MM$
ACTIVOS POR IMPUESTOS DIFERIDOS
Intereses y reajustes	615	2.068
Castigo extraordinario	8.356	5.470
Bienes recibidos en pago	402	807
Ajustes tipo de cambio	1.926	879
Valoración activo fijo	247	6.687
Provisión Colocaciones	31.008	30.662
Provisión por gastos	11.124	3.124
Contratos a Futuro	2.111	37
Bienes en leasing	3.360	8.979
Pérdida Tributaria	92	44
Otros	2.177	5.838
Total Activos por Impuestos Diferidos	61.418	64.595

PASIVOS POR IMPUESTOS DIFERIDOS
Valoración Inversiones	(147)	(4.414)
Depreciaciones	(13.748)	(4.996)
Gastos Anticipados	(2.434)	(2.002)
Otros	(589)	(432)
Total Pasivos por Impuestos Diferidos	(16.918)	(11.844)

f)	Resumen de Impuestos Diferidos totales

A continuación se presentan el resumen de los impuestos diferidos, considerando tanto su efecto en patrimonio como en resultado.

Activo por Impuestos Diferidos	Al 31 de Diciembre de
	2008	2007
	MM$	MM$
Con efecto en Patrimonio	3.403	2.112
Con efecto en Resultado	61.418	64.595
Total Activos por Impuestos Diferidos	64.821	66.707

Pasivo por Impuestos Diferidos
Con efecto en Patrimonio	(1.848)	-
Con efecto en Resultado	(16.918)	(11.844)
Total Pasivos por Impuestos Diferidos	(18.766)	(11.844)

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 12     PATRIMONIO:

De acuerdo con la Ley General de Bancos, el Banco debe mantener una razón mínima de Patrimonio Efectivo a Activos Consolidados Ponderados por Riesgo de 8% neto de provisiones exigidas, y una razón mínima de Capital Básico a Total de Activos Consolidados de 3%, neto de provisiones exigidas. Sin embargo, con motivo de la fusión del Banco ocurrida en 2002, la Superintendencia de Bancos e Instituciones Financieras, ha determinado que el patrimonio efectivo del Banco fusionado no puede ser inferior al 11% de sus activos ponderados por riesgo. Para estos efectos, el Patrimonio efectivo se determina a partir del Capital y Reservas o Capital Básico con los siguientes ajustes: a) se suman los bonos subordinados con tope del 50% del Capital Básico y, b) se deducen, el saldo de los activos correspondientes a goodwill o sobreprecios pagados y de inversiones en sociedades que no participan en la consolidación.

Los activos son ponderados de acuerdo a las categorías de riesgo, a las cuales se les asigna un porcentaje de riesgo de acuerdo al monto del capital necesario para respaldar cada uno de esos activos. Se aplican 5 categorías de riesgo (0%, 10%, 20%, 60% y 100%). Por ejemplo, el efectivo, los depósitos en otros bancos y los instrumentos financieros emitidos por el Banco Central de Chile, tienen 0% de riesgo, lo que significa que, conforme a la normativa vigente, no se requiere capital para respaldar estos activos. Los activos fijos tienen un 100% de riesgo, lo que significa que se debe tener un capital mínimo equivalente al 8% del monto de estos activos.

Todos los instrumentos derivados negociados fuera de bolsa son considerados en la determinación de los activos de riesgo con un factor de conversión sobre los valores nocionales, obteniéndose de esa forma el monto de la exposición al riesgo de crédito (o “equivalente de crédito”). También se consideran por un “equivalente de crédito”, para su ponderación, los créditos contingentes fuera de balance.

Los niveles de Capital Básico y Patrimonio efectivo al cierre de cada ejercicio son los siguientes:

	Activos Consolidados		Activos Ponderados por Riesgo
	2008	2007	2008	2007
	MM$	MM$	MM$	MM$
Activos de Balance (neto de provisiones)
Efectivo y Depósitos en bancos	854.838	1.206.985	-	-
Operaciones con liquidación en curso	335.405	344.354	58.580	105.631
Instrumento para negociación	1.161.631	1.186.905	110.973	6.880
Contratos de retrocompra y préstamos de valores	-	37.022	-	16.182
Contrato de derivados financieros	1.459.901	1.398.101	844.892	652.039
Adeudado por bancos	95.499	50.047	19.100	10.009
Créditos y cuentas por cobrar a clientes	14.319.370	13.097.347	12.807.401	11.639.969
Instrumentos de inversión disponible para la venta	1.580.240	848.945	376.023	161.260
Inversiones en sociedades	6.990	7.399	6.990	7.399
Intangibles	73.089	61.182	73.089	61.182
Activo fijo	260.105	267.455	260.105	267.455
Impuestos corrientes	18.289	2.105	1.829	211
Impuestos diferidos	64.821	66.707	6.482	6.671
Otros activos	520.348	516.238	403.588	369.554
Activos fuera de balance
Colocaciones contingentes	1.240.690	1.293.604	735.126	767.430
Total activos ponderados por riesgo			15.704.178	14.071.872

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 12     PATRIMONIO, continuación:

	Al 31 de Diciembre de		Razón
	2008	2007(*)	2008	2007(*)
	MM$	MM$	Porcentual	Porcentual
Capital Básico	1.578.045	1.565.885	7,18%	7,68%
Patrimonio Efectivo	2.166.700	2.069.103	13,79%	14,70%

(*)
En orden de mantener una base de información comparable, el Banco ha presentado la razón del capital básico y patrimonio efectivo del año 2007 de acuerdo con la nueva presentación de los estados financieros según lo señalado en la nota 2 a) de los Estados Financieros. El ratio determinado bajo las normas previas a los cambios implementados serían de 6,04% y 12,24% para el límite al Capital Básico y Patrimonio Efectivo respectivamente, según el siguiente detalle:

	Al 31 de Diciembre de 2007 (*)
	Monto	Razón
	MM$	Porcentual
Capital Básico para efectos comparativos	1.229.798	6,04%
Activos totales	20.355.765
Patrimonio Efectivo para efectos comparativos	1.744.888	12,24%
Activos ponderados por riesgo	14.251.133

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA Nº 13     VENCIMIENTOS DE ACTIVOS Y PASIVOS:

a)	Vencimientos de activos financieros:

A continuación se muestran los principales activos financieros agrupados según sus plazos remanentes, incluyendo intereses devengados hasta el 31 de Diciembre de 2008 y 2007 respectivamente. Al tratarse de instrumentos para negociación o disponibles para la venta, estos se incluyen por su valor razonable y dentro del plazo en que pueden ser vendidos.

	Al 31 de Diciembre de 2008:
	Hasta un año	Más de un año hasta tres años	Más de tres años hasta seis años	Más de seis años	Total
	MM$	MM$	MM$	MM$	MM$
CREDITOS Y CUENTAS POR COBRAR A CLIENTES (*)	5.759.544	2.673.566	1.927.880	3.969.104	14.330.094
Colocaciones Comerciales	4.324.416	1.640.494	1.073.021	1.162.098	8.200.029
Colocaciones para Vivienda	185.603	393.925	585.693	2.787.447	3.952.668
Colocaciones de Consumo	1.249.525	639.147	269.166	19.559	2.177.397

OTRAS OPERACIONES DE CRÉDITO

Adeudado por bancos	95.499	-	-	-	95.499
Contratos de retrocompra y prestamos de valores	-	-	-	-	-

INSTRUMENTOS PARA NEGOCIACION	1.161.631	-		-	1.161.631

INSTRUMENTOS DE INVERSION

Disponibles para la venta	596.752	208.086	326.659	448.743	1.580.240
Hasta el vencimiento	-	-	-	-	-

CONTRATOS DE DERIVADOS FINANCIEROS	771.569	357.694	346.091	371.155	1.846.509

	Al 31 de Diciembre de 2007:
	Hasta un año	Más de un año hasta tres años	Más de tres años hasta seis años	Más de seis años	Total
	MM$	MM$	MM$	MM$	MM$
CREDITOS Y CUENTAS POR COBRAR A CLIENTES (*)	5.089.785	2.529.899	1.898.175	3.614.317	13.132.176
Colocaciones Comerciales	3.593.819	1.499.399	1.092.609	1.123.646	7.309.473
Colocaciones para Vivienda	205.298	377.657	554.369	2.477.795	3.615.119
Colocaciones de Consumo	1.290.668	652.843	251.197	12.876	2.207.584

OTRAS OPERACIONES DE CRÉDITO

Adeudado por bancos	50.047	-	-	-	50.047
Contratos de retrocompra y prestamos de valores	37.022	-	-	-	37.022

INSTRUMENTOS PARA NEGOCIACION	1.186.905	-	-	-	1.186.905

INSTRUMENTOS DE INVERSION

Disponibles para la venta	158.949	148.881	64.488	476.627	848.945
Hasta el vencimiento	-	-	-	-	-

CONTRATOS DE DERIVADOS FINANCIEROS	86.407	91.109	228.141	444.529	850.186

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 13     VENCIMIENTOS DE ACTIVOS Y PASIVOS, continuación:

(*)
Considera solo los créditos efectivos vigentes al cierre del ejercicio con vencimiento en los periodos que se indican. Por consiguiente, se excluyen los créditos traspasados a carteras vencidas, como así mismo los créditos morosos que no han sido traspasado a cartera vencida que ascendían a MM$ 160.824 (MM$ 89.033 en 2007) y a MM$ 113.922 (MM$127.025 en 2007) respectivamente.

b)	Vencimientos de pasivos financieros:

A continuación se muestran los principales pasivos financieros agrupados según sus plazos remanentes, incluyendo los intereses devengados hasta el 31 de Diciembre de 2008.

	Al 31 de Diciembre de 2008:
	Hasta un año	Más de un año hasta tres años	Más de tres años hasta seis años	Más de seis años	Total
	MM$	MM$	MM$	MM$	MM$
Depósitos y otras captaciones a plazo (*)	8.057.084	1.309.234	273.405	13.592	9.653.315
Contratos de Retrocompra y Préstamos de valores	562.381	853	-	-	563.234
Obligaciones con bancos	1.116.010	309.055	-	-	1.425.065
Otras obligaciones financieras	95.921	3.969	2.601	787	103.278
Contratos de derivados financieros	484.049	258.434	421.474	305.767	1.469.724
Instrumentos de deuda emitidos	342.866	494.572	571.665	1.242.269	2.651.372

	Al 31 de Diciembre de 2007:
	Hasta un año	Más de un año hasta tres años	Más de tres años hasta seis años	Más de seis años	Total
	MM$	MM$	MM$	MM$	MM$
Depósitos y otras captaciones a plazo (*)	6.722.005	1.664.541	83.985	12.808	8.483.339
Contratos de Retrocompra y Préstamos de valores	336.090	-	-	-	336.090
Obligaciones con bancos	662.728	388.757	145.699	-	1.197.184
Otras obligaciones financieras	149.646	5.382	4.380	1.605	161.013
Contratos de derivados financieros	99.070	172.649	161.892	413.790	847.401
Instrumentos de deuda emitidos	67.805	489.078	611.154	1.178.538	2.346.575

(*)	Excluye las cuentas de ahorro a plazo y las obligaciones contingentes.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 14     OPERACIONES CON PARTES RELACIONADAS:

De conformidad con las disposiciones de la Ley General de Bancos y las instrucciones impartidas por la Superintendencia de Bancos e Instituciones Financieras, se consideran vinculadas al Banco, a las personas naturales o jurídicas que se relacionan con la propiedad o gestión de la Institución, directamente o a través de terceros.

a)	Créditos otorgados a personas relacionadas:

Al 31 de Diciembre de 2008 y 2007, los créditos otorgados a personas relacionadas: se componen como sigue (cifras en millones de pesos):

	Cartera Vigente		Cartera Vencida		Total		Garantías (*)
	2008	2007	2008	2007	2008	2007	2008	2007
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
A empresas productivas	123.822	96.379	-	-	123.822	96.379	3.193	54.885

A sociedades de inversión	297.735	202.331	-	-	297.735	202.331	66.106	32.034

A personas naturales (**)	33.604	32.858	-	-	33.604	32.858	31.870	31.174

Totales	455.161	331.568	-	-	455.161	331.568	101.169	118.093

(*)
Considera sólo aquellas garantías válidas para el cálculo de límites individuales de crédito que trata el artículo N°84 de la Ley General de Bancos, valorizadas de acuerdo con las instrucciones impartidas por la Superintendencia de Bancos e Instituciones Financieras.

(**)	Incluye sólo las obligaciones de personas naturales cuyas deudas son iguales o superiores al equivalente de UF 3.000.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 14     OPERACIONES CON PARTES RELACIONADAS, continuación:

b)	Otras operaciones con partes relacionadas:

Durante los ejercicios 2008 y 2007, se han efectuado las siguientes operaciones significativas con partes relacionadas:

		EFECTO EN RESULTADOS
	CONCEPTO	Ingresos/(Gastos)
		2008	2007
		MM$	MM$
REDBANC S.A.	-Servicios por utilización de cajeros automáticos.	(4.616)	(4.320)
TRANSBANK S.A.	-Servicios de administración de Tarjetas de crédito.	(8.444)	(7.482)
SANTANDER G.R.C. LTDA.	-Contrato por servicios recuperación de cobranzas.	(3.733)	(3.635)
	-Contrato de arriendo local.	199	131
OPERACIONES T. CREDITO NEXUS S.A.	-Servicios	7.142	7.954
CENTRO DE COMPENSACIÓN	-Servicios	291	186
SOC. OP.CAMARA COMP.	-Servicios	306	360
SANTANDER CHILE	-Contrato de arriendo local.	144	145
HOLDING S.A.	-Asesorías.	(50)	(109)
		56
SANTANDER FACTORING S.A.	-Contrato de arriendo local.	56	56
BANSA SANTANDER S.A.	-Contrato de arriendo local.	(2.723)	(2.729)
A.F.P BANSANDER S.A. (**)	-Contrato de arriendo local.	-	149
ALTEC S.A.	-Contrato por prestación de servicios.	(4.636)	(6.710)
	-Contratos de arriendo local.	-	64
SANTANDER CIA. DE SEGUROS DE VIDA S.A	-Seguros de desgravamen y de vida por tarjetas de créditos y cuentas corrientes	(1.884)	(1.900)
	-Contrato de arriendo local.	68	77
SANTANDER CIA. DE	-Seguros por fraudes por tarjetas de créditos y cuentas corrientes	(2.523)	(926)
SEGUROS GENERALES	-Contrato de arriendo local.	32	32
SANTANDER INVESTMENT	-Contrato de arriendo local.	94	103
CHILE LIMITADA
PLAZA DEL TREBOL S.A. (*)	-Contrato de arriendo.	-	(74)
PRODUBAN, SERVICIOS INFORMATICOS GENERALES S.L. (***)	-Contrato prestaciones de servicios.	(5.451)	-
OTROS	-Ingresos por otros servicios	-	771
	-Honorarios directores.	(628)	(629)

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 14     OPERACIONES CON PARTES RELACIONADAS, continuación:

(*)
Esta sociedad dejó de ser relacionada a partir del 27 de Marzo del 2007, fecha en la cual el Directorio aceptó la renuncia de don Juan Andrés Fontaine Talavera como Director Titular del Banco. Los montos revelados para el año 2007, corresponden a los resultados reconocidos por el Banco hasta dicha fecha.

(**)
Con fecha 16 de enero de 2008, Santander Chile Holding S.A. vendió la totalidad de las acciones de AFP Bansander S.A. (17.453.477 acciones) a ING Cia de Inversiones y Servicios Ltda., por lo que dejó de ser empresa relacionada al Banco.

(***)
Con fecha 04 de Abril de 2008 la Superintendencia de Bancos e Instituciones Financieras autorizó, sujeto al cumplimiento del cronograma de pruebas y certificaciones, al Banco a trasladar su centro de procesamiento de datos desde IBM Chile a Produban, sociedad del Grupo Santander radicada en Madrid, España.

Sólo se detallan las personas naturales o jurídicas relacionadas con transacciones efectuadas en el año por un monto total igual o superior a UF 5.000.

Todas estas transacciones se efectuaron a precios y condiciones de mercado imperantes en cada oportunidad.

Además, se informan en forma resumida y por tipo de operación, aquellas otras transacciones con partes relacionadas que, individualmente superen el equivalente de U.F. 1.000 e inferiores a U.F. 5.000.

Durante los ejercicios 2008 y 2007 se han efectuado las siguientes operaciones con partes relacionadas:

Año 2008

Durante el ejercicio 2008 no se realizaron ventas de bienes recibidos en pago a partes relacionadas.

Año 2007

Con fecha 27 de Septiembre de 2007, se vendieron bienes recibidos en pago a la sociedad relacionada Bansa Santander S.A. en MM$ 338, generando una utilidad de MM$ 42

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 15     CONTINGENCIAS, COMPROMISOS Y RESPONSABILIDADES:

a)	Juicios y procedimientos legales:

Al 31 de Diciembre de 2008 y 2007, existen diversas acciones judiciales interpuestas contra el Banco y sus filiales en relación a operaciones propias del giro. En base a lo sugerido por sus asesores legales, al 31 de Diciembre de 2008, el Banco mantiene provisiones por este concepto por MM$ 1.394 (MM$ 1.566 al 31 de Diciembre del 2007).

b)	Créditos contingentes:

La siguiente tabla muestra los montos contractuales de las operaciones que obligan al Banco a otorgar créditos. Las provisiones constituidas para dichos créditos contingentes son reveladas en Nota 10.

	Al 31 de Diciembre de,
	2008	2007
	MM$	MM$
Avales y fianzas	172.568	257.700
Cartas de créditos documentarias	181.381	197.128
Carta de crédito del exterior confirmada	122.783	157.908
Boletas de garantía	766.727	683.439
Líneas de créditos con disponibilidad inmediata	4.041.849	3.634.990
Totales	5.285.308	4.931.165

c)	Responsabilidades:

El Banco y sus filiales mantienen las siguientes responsabilidades derivadas del curso normal de sus negocios:

	Al 31 de Diciembre de,
	2008	2007
	MM$	MM$
Instrumentos en custodia	10.081.415	9.630.679
Documentos en cobranza	432.786	309.153
Valores en custodia	463.161	437.242
Otros	344.967	320.569
Totales	11.322.329	10.697.643

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 15     CONTINGENCIAS, COMPROMISOS Y RESPONSABILIDADES, continuación:

d)	Garantías:

Banco Santander-Chile tiene la Póliza Integral Bancaria de cobertura de Fidelidad Funcionaria N° 002249856, con la empresa Interamericana Compañía de Seguros Generales S.A. por un monto de aproximadamente USD 5.000.000, la cual cubre solidariamente tanto al Banco como a sus Filiales. Esta póliza tiene vigencia hasta el 30 de Junio de 2009.

Santander Corredora de Seguros Ltda.

De acuerdo a lo establecido en la Circular N° 1.160 de la Superintendencia de Valores y Seguros, la Sociedad mantiene contratada una póliza de seguros para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas en razón de sus operaciones como intermediaria en la contratación de seguros. La póliza de garantía para corredores de seguros Nº 4245364, la cual cubre UF 500, y la póliza de responsabilidad profesional para corredores de seguros Nº 4245365 por un monto equivalente a UF 60.000 fueron contratadas con la Compañía de Seguros Chilena Consolidada S.A., ambas tienen vigencia desde el 15 de abril de 2008 al 14 de abril de 2009.

Derechos aduaneros diferidos

Conforme a las normas legales vigentes, la obligación de pagar los derechos aduaneros diferidos al importar los bienes arrendados es traspasada a los arrendatarios, los que se obligan a efectuar dicho pago tanto directamente con la Dirección de Aduanas correspondiente, como indirectamente en el contrato de arrendamiento que celebran con la Sociedad. Por lo tanto, si un arrendatario no efectuare el pago, el fisco tendría el derecho a pagarse con el producto de la subasta del bien importado, pero dicha subasta puede evitarse pagando la Sociedad los derechos correspondientes y cobrándoselo al arrendatario, de acuerdo a lo pactado en el contrato.

Los montos al 31 de Diciembre de 2008 y 2007 de los bienes entregados en arrendamiento y que se encuentran en condición antes mencionada ascienden a MM$ 62 y MM$ 65 respectivamente, por su parte la obligación contingente de la sociedad por derechos traspasados a sus clientes al 31 de Diciembre de 2008 asciende a MUS$ 10 (MUS$10 al 31 de Diciembre de 2007). Asimismo, al 31 de Diciembre de 2008 y 2007, la sociedad no mantiene obligaciones contingentes por derechos pendientes de ser traspasados a sus clientes.

Santander Asset Management S.A. Administradora General de Fondos

Conforme a lo instruido en la Norma de Carácter General N° 125, la sociedad designó al Banco Santander Chile como banco representante de los beneficiarios de las garantías constituidas por cada uno de los fondos administrados, en cumplimiento a lo dispuesto en los artículos 226 y siguientes de la Ley N° 18.045, ascendente a UF 1.632.335. Además de estas boletas de garantías constituidas por la creación de los Fondos Mutuos, existen otras boletas en garantía por aproximadamente MM$ 108.534 por concepto de rentabilidad garantizada de los Fondos Mutuos.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 15     CONTINGENCIAS, COMPROMISOS Y RESPONSABILIDADES, continuación:

Santander S.A. Agente de Valores

Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como Agente de Valores, de conformidad a los dispuesto en los artículos N° 30 y siguientes de la Ley 18.045, sobre Mercado de Valores, la Sociedad constituyó garantía por UF 4.000 con póliza de seguro N° 208109492, tomada con Compañía de Seguros de Crédito Continental S.A. y cuyo vencimiento es el 19 de Diciembre de 2009.

Santander S.A. Corredores de Bolsa

Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como Corredora de Bolsa, en conformidad a lo dispuesto en los artículos 30 y siguientes de la Ley Nº 18.045 sobre Mercado de Valores, la Sociedad tiene entregados títulos de renta fija a la Bolsa de Comercio de Santiago por un valor presente de MM$1.833 al 31 de Diciembre de 2008 (MM$1.995 en el año 2007).

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 16     COMISIONES:

El monto de los ingresos y gastos por comisiones que se muestra en el Estado Consolidado de Resultados corresponde a los siguientes conceptos:

	Al 31 de Diciembre de,
a) Ingresos por Comisiones:	2008	2007
	MM$	MM$
Comisiones por líneas de crédito y sobregiros	38.878	43.556
Comisiones por avales y cartas de crédito	17.092	15.551
Comisiones por servicios de tarjetas	87.403	79.361
Comisiones por administración de cuentas	25.605	23.671
Comisiones por cobranzas, recaudaciones y pagos	39.949	35.989
Comisiones por intermediación y manejo de valores	8.830	10.738
Comisiones por inversiones en fondos mutuos u otro	28.220	32.512
Remuneraciones por comercialización de seguros	15.284	13.856
Office Banking (*)	5.285	3.787
Otras comisiones ganadas	9.887	7.902
Totales	276.433	266.923

	Al 31 de Diciembre de,
b) Gastos por Comisiones	2008	2007
	MM$	MM$

Remuneraciones por operación de tarjetas	(43.631)	(40.466)
Comisiones por operación con valores	(2.292)	(3.198)
Office Banking (*)	(3.341)	(713)
Otras comisiones	(3.576)	(4.689)
Totales	(52.840)	(49.066)

Neto de Ingreso y Gasto por comisiones	223.593	217.857

Las comisiones ganadas por operaciones con letras de crédito se presentan en el Estado Consolidado de Resultados en el rubro “Ingresos por intereses y reajustes”.

(*)
Servicio de transaccionalidad entre bancos cuya liquidación (costo por el servicio) de las operaciones se efectuaba neta hasta el primer semestre del 2008, mientras que a contar de Julio 2008 se liquidan por valores brutos.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 17     UTILIDAD NETA DE OPERACIONES FINANCIERAS Y RESULTADO DE CAMBIO:

Al 31 de Diciembre de 2008 y 2007, el detalle de los resultados por operaciones financieras y resultado de cambio es el siguiente:

	Al 31 de Diciembre de,
	2008	2007
	MM$	MM$
Utilidad neta operaciones financieras
Derivados de Negociación	178.883	(89.751)
Instrumentos Financieros para Negociación	76.829	87.957
Venta de créditos y cuentas por cobrar a clientes
Cartera Vigente	395	340
Cartera Castigada	14.370	28.085
Instrumentos Disponibles para la Venta	3.807	39
Otros resultados de operaciones financieras	(1.200)	126
Subtotales	273.084	26.796

Diferencias de cambio
Utilidad (pérdida) neta por diferencias de cambio	(402.927)	91.033
Derivados de Cobertura	243.979	(17.634)
Resultado por activos reajustables en moneda extranjera	12.684	(9.369)
Resultado por pasivos reajustables en moneda extranjera	(40.778)	18.977
Subtotales	(187.042)	83.007

Totales	86.042	109.803

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 18     OTROS INGRESOS OPERACIONALES:

Está conformado por los siguientes conceptos:

	Al 31 de Diciembre de,
	2008	2007
Ingresos por Bienes recibidos en pago	MM$	MM$
Resultado venta bienes recibidos en pago	2.805	4.808
Recuperación de castigo y resultados Bienes Recibidos en pago	5.676	7.593
Subtotales	8.481	12.401

Resultados por Venta en participación en Sociedad
Utilidad en venta en participación en otras sociedades	4.348	2.298
Subtotales	4.348	2.298

Otros Ingresos
Arriendos	1.051	1.094
Resultado por Venta de Activo Fijo	390	527
Recuperación Provisiones por otras eventualidades	1.246	11.056
Otros	996	1.057
Subtotales	3.683	13.734

Totales	16.512	28.433

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 19     OTROS GASTOS OPERACIONALES:

Está conformado por los siguientes conceptos:

Gastos operacionales	Al 31 de Diciembre de,
	2008	2007
	MM$	MM$
Provisiones y Gastos de Bienes Recibidos en Pago
Castigo de bienes recibidos en pago	5.410	8.702
Provisiones por bienes recibidos en pago	2.003	2.056
Gastos por mantención de bienes recibidos en pago	1.667	1.695
Subtotales	9.080	12.453

Gasto de Tarjeta de crédito
Gastos de Tarjeta de Crédito	4.127	7.357
Membresías Tarjeta de Crédito	3.159	2.630
Subtotales	7.286	9.987

Servicios a Clientes	9.366	8.341
Otros Gastos
Castigos Operativos	3.751	3.406
Pólizas de Seguro de Vida y Seg. Generales de productos	4.777	3.648
Impuesto adicional por gastos pagados al exterior	2.499	1.664
Gastos de Créditos Hipotecarios	1.383	1.042
Pérdidas por venta de activo fijo	529	978
Gastos por Operaciones de Comercio Exterior	211	53
Resultados por operaciones Leasing	553	586
Provisiones por otras eventualidades	1.102	1.126
Otros	1.722	1.261
Subtotales	16.527	13.764

Totales	42.259	44.545

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 20     GASTOS Y REMUNERACIONES DEL DIRECTORIO:

El Directorio, de acuerdo con lo dispuesto por la Junta General de Accionistas, sólo percibe honorarios por servicios profesionales.

Durante los ejercicios 2008 y 2007 se han cancelado con cargo a los resultados, los siguientes montos:

	Al 31 de Diciembre
	2008	2007
	MM$	MM$
Honorarios	628	629

NOTA Nº 21     SALDOS DE MONEDA EXTRANJERA CONSOLIDADA:

En los Balances Generales Consolidados se incluyen activos y pasivos en moneda extranjera o reajustables por la variación del tipo de cambio, por los montos que se indican a continuación:

	Pagaderos en
	Moneda		Moneda
	Extranjera		Chilena (*)		Total
	2008	2007	2008	2007	2008	2007
	MM$	MM$	MM$	MM$	MM$	MM$
Activos
Fondos disponibles	403.038	908.552	-	-	403.038	908.552
Operaciones con liquidación en curso	90.584	96.427	-	-	90.584	96.427
Colocaciones	1.488.355	950.471	45.392	37.662	1.533.747	988.133
Adeudado por Banco	95.534	15.183	-	-	95.534	15.183
Instrumentos para Negociación	63.613	39.328	-	69.175	63.613	108.503
Instrumentos de Inversión	478.026	65.949	-	111	478.026	66.060
Otros activos	159.412	208.650	-	-	159.412	208.650
Total activos	2.778.562	2.284.560	45.392	106.948	2.823.954	2.391.508
Pasivos
Depósitos y captaciones Vista	342.120	193.431	11	-	342.131	193.431
Operación con liquidación en curso	90.314	99.696	-	-	90.314	99.696
Contratos de Retrocompra y Ptmo. Valores	7.479	196.021	-	-	7.479	196.021
Depósitos y Otras Captaciones a Plazo	1.707.951	1.364.638	-	-	1.707.951	1.364.638
Obligaciones con bancos del exterior	1.417.051	1.193.401	-	-	1.417.051	1.193.401
Bonos	588.417	496.082	-	-	588.417	496.082
Otras Obligaciones Financieras	13.150	82.116	1.788	586	14.938	82.702
Otros pasivos	177.192	17.398	1.000	106	178.192	17.504
Total pasivos	4.343.674	3.642.783	2.799	692	4.346.473	3.643.475
(*)	Comprende operaciones expresadas en moneda extranjera y pagadera en pesos u operaciones reajustables por el tipo de cambio.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 22     INTERESES MINORITARIO:

La participación del interés minoritario en el patrimonio y los resultados de las filiales se resume como sigue:

	Al 31 de Diciembre de 2008
				Otros resultados integrales
Sociedad filial:	Participación de terceros	Patrimonio	Resultados	Inst. de Inv. Disponible para la Venta	Impuesto diferido	Total otros resultados integrales	Resultado Integrales
		MM$	MM$	MM$	MM$	MM$	MM$
Santander Corredores de Seguro Ltda. (Ex Santander Leasing S.A.)	0,24%	179	6	-	-	-	6
Santander Asset Management S.A. Administradora Gral. de Fondos	0,02%	18	4	-	-	-	4
Santander S.A. Agente de Valores (**)	0,97%	1.474	93	(47)	8	(39)	54
Santander S.A. Sociedad Securitizadora	0,36%	4	-	-	-	-	0
Santander Investment S.A. Corredores de Bolsa	49,00%	22.890	2.768	-	-	-	2.768
Total		24.565	2.871	(47)	8	(39)	2.832

	Al 31 de Diciembre de 2007
				Otros resultados integrales
Sociedad filial:	Participación de terceros	Patrimonio	Resultados	Inst. de Inv. Disponible para la Venta	Impuesto diferido	Total otros resultados integrales	Resultado Integrales
		MM$	MM$	MM$	MM$	MM$	MM$
Santander Corredores de Seguro Ltda.	0,50%	167	2	-	-	-	2
Santander Asset Management S.A. Administradora Gral. de Fondos	0,02%	19	5	-	-	-	5
Santander S.A. Agente de Valores	0,97%	1.492	79	-	-	-	79
Santander S.A. Sociedad Securitizadora	0,36%	5	-	-	-	-	-
Santander Corredora de Seguros Limitada (*)	0,01%	3	1	-	-	-	1
Santander Investment S.A. Corredores de Bolsa	49,00%	20.143	2.151	-	-	-	2.151
Total		21.829	2.238	-	-	-	2.238

 (*) Sociedades que se fusionaron durante el año 2008, tal como se señala en la nota N° 3 letra c).

(**) Al cierre del año 2008, Santander S.A. Agente de Valores tiene instrumentos clasificados como disponibles para la venta, los cuales deben ser valorizados a su valor razonable. Tal como se señala en la letra h de la nota N° 1, las utilidades o pérdidas no realizadas originadas por el cambio en su valor razonable debe registrarse dentro de los otros resultados integrales (cuentas patrimoniales).

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 23	COMPRAS, VENTAS, SUSTITUCIONES, CANJES DE CREDITO DE LA CARTERA DE COLOCACIONES

Durante el año 2008, el Banco vendió parte de su cartera de colocaciones que se encontraba castigada, según el siguiente detalle:

•	Cesión de Derechos realizada en Febrero del 2008 de cartera castigada por un total de MM$ 5.811, monto que fue ingresado en su totalidad a ingresos por venta de cartera castigada.

•
Cesión de Derechos realizada en Agosto del 2008, lo que representó un total de MM$ 7.611 por la venta de cartera, de los cuales MM$ 6.000 fueron reconocidos como ingresos y los MM$ 1.611 quedaron disponibles en cuenta especial por posibles eventualidades en ajustes de precio que se pudiera dar en el futuro, de acuerdo al procedimiento establecido en el respectivo contrato.

Adicionalmente, a través de la Banca Leasing, el 20 de Agosto del 2008, se vendió una operación vigente, por un total de MM$ 23.237, lo que generó un ingreso por venta de cartera de aproximadamente MM$ 980.

Durante el año 2007, el Banco vendió parte de la cartera de colocaciones que se encontraba castigada, según el siguiente detalle:

•
Cesión de Derechos realizada el 09 de Marzo de 2007, por un precio de venta global de aproximadamente MM$ 39.603, respecto de los cuales MM$ 9.901 quedaron consignados en una cuenta especial por eventuales ajustes de precio que pudieran efectuarse en el futuro, de acuerdo al procedimiento establecido en el respectivo contrato de cesión de créditos (depósito escrow).

Durante el mes de Marzo 2007, además se procedió a la devolución de aproximadamente MM$4.094, que corresponden al monto de los créditos que fueron cancelados entre el plazo de corte de las colocaciones a ser cedidas (30 de Septiembre 2006) y la fecha en que esta cesión se formalizó (09 de Marzo 2007). Así entonces, el monto neto reconocido por esta operación como recuperaciones de cartera castigada ascendió a MM$ 25.608.

Finalmente, el 14 de Diciembre 2007, mediante escritura pública, se procedió a modificar y finiquitar el contrato de cesión de derechos y depósito escrow. Según esta última modificación, el Banco recibiría durante el año 2008 MM$ 2.424 (MM$ 2.226 a valor histórico) por concepto del ajuste de precios comentado anteriormente, lo cual efectivamente aconteció durante el primer trimestre del año 2008.

•	Cesión de Derechos realizada el 30 de Agosto de 2007 por un total de MM$ 2.477, monto que fue registrado en su totalidad como ingresos por recuperación de cartera castigada.

BANCO SANTANDER CHILE
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2008 Y 2007

NOTA N° 24     COMPENSACIONES VARIABLES

Banco Santander Chile y sus Filiales, en materia de remuneraciones, tienen diseñados planes de compensación variable para sus empleados, ligados a la consecución de metas y objetivos, cuyo cumplimiento es evaluado y retribuido de forma trimestral y/o anual. Adicionalmente existen planes de remuneración variable de carácter plurianual orientados a la retención y motivación de ejecutivos, y cuyo pago depende del grado de consecución de metas, tanto comunes como individuales, durante un horizonte temporal superior al año.

NOTA N° 25     HECHOS POSTERIORES:

Entre el 01 de Enero de 2009 y la fecha de emisión de estos estados financieros (26 de enero de 2009), no han ocurrido hechos que pudieran afectar significativamente la interpretación de los mismos.

FELIPE CONTRERAS FAJARDO	ÓSCAR VON CHRISMAR CARVAJAL
Gerente Corporativo de Intervención y Consolidación	Gerente General